SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2022.
Commission File Number:
001-14856

ORIX Corporation
(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER,
2-4-1
Hamamatsu-cho,
Minato-ku,
Tokyo, JAPAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.)
Form
20-F  ☒
        Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

Table of Document(s) Submitted

1.
This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on February 10, 2022, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States as of March 31, 2021 and December 31, 2021 and for the three and nine months ended December 31, 2020 and 2021.

Exhibit 101	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit 101	Inline XBRL Schema Document.

Exhibit 101	Inline XBRL Calculation Linkbase Document.

Exhibit 101	Inline XBRL Definition Linkbase Document.

Exhibit 101	Inline XBRL Labels Linkbase Document.

Exhibit 101	Inline XBRL Presentation Linkbase Document.

Exhibit 104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
EXPLANATORY NOTE:
ORIX Corporation hereby amends its report on Form 6-K furnished to the SEC on February 10, 2022 to provide the unaudited interim consolidated financial statements contained therein with the relevant Interactive Data Files in Inline XBRL format. Other than the filing of the Exhibits, no part of the Form 6-K filed on February 10, 2022 is being amended.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 17, 2022	By	/s/ HITOMARO YANO
Hitomaro Yano
Executive Officer Head of Treasury and Accounting Headquarters
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION
Notes to Translation

1.
The following is an English translation of ORIX Corporation’s quarterly financial report (
shihanki houkokusho
) as filed with the Kanto Financial Bureau in Japan on February 10, 2022, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as of March 31, 2021 and December 31, 2021 and for the three and nine months ended December 31, 2020 and 2021.

2.
Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in Note 1 “Overview of Accounting Principles Utilized” of the notes to Consolidated Financial Statements.

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.
This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form
20-F
filed with the U.S. Securities and Exchange Commission.
The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries
(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Nine months ended December 31, 2020	Nine months ended December 31, 2021	Fiscal year ended March 31, 2021
Total revenues	¥1,665,694	¥1,868,113	¥2,292,708
Income before income taxes	209,581	316,689	287,561
Net income attributable to ORIX Corporation shareholders	142,015	211,341	192,384
Comprehensive Income attributable to ORIX Corporation shareholders	129,493	268,097	226,266
ORIX Corporation shareholders’ equity	2,938,261	3,147,960	3,028,456
Total assets	13,324,491	14,091,160	13,563,082
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	114.27	175.17	155.54
Diluted (yen)	114.17	174.98	155.39
ORIX Corporation shareholders’ equity ratio (%)	22.1	22.3	22.3
Cash flows from operating activities	759,695	765,529	1,102,414
Cash flows from investing activities	(852,250)	(773,265)	(1,209,990)
Cash flows from financing activities	90,093	(48,204)	39,884
Cash, Cash Equivalents and Restricted Cash at end of Period	1,133,038	1,031,165	1,079,575

Note: Consumption tax is excluded from the stated amount of total revenues.

	Millions of yen (except for per share amounts)
	Three months ended December 31, 2020	Three months ended December 31, 2021
Total revenues	¥580,956	¥626,579
Net income attributable to ORIX Corporation shareholders	48,173	64,659
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	39.00	54.00

Note: Consumption tax is excluded from the stated amount of total revenues
(2) Overview of Activities
During the nine months ended December 31, 2021, no significant changes were made in the Company and its subsidiaries’ operations. Additionally, there were no changes of principal subsidiaries and affiliates.

2.	Risk Factors
Investing in the Company’s securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form
20-F
for the fiscal year ended March 31, 2021 and the other information in that annual report, including, but not limited to, the Company’s consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The Company continues to closely monitor the effects of
COVID-19
on the business activities, financial condition and results of operations of the ORIX Group. The Company’s business activities, financial condition and results of operations and the trading prices of the Company’s securities could be adversely affected by any of the factors mentioned above or other factors.

3.	Analysis of Financial Results and Condition
The following discussion provides management’s explanation of factors and events that have significantly affected the Company’s financial condition and results of operations. Also included is management’s assessment of factors and trends that could have a material effect on the Company’s financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of this quarterly financial report
(shihanki houkokusho)
.

(1)	Qualitative Information Regarding Consolidated Financial Results
Financial Highlights
Financial Results for the Nine Months Ended December 31, 2021

Total revenues	¥1,868,113 million (Up 12% year on year)
Total expenses	¥1,585,994 million (Up 8% year on year)
Income before income taxes	¥316,689 million (Up 51% year on year)
Net income attributable to ORIX Corporation Shareholders	¥211,341 million (Up 49% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥175.17 (Up 53% year on year)
(Diluted)	¥174.98 (Up 53% year on year)
ROE (Annualized) *1	9.1% (6.4% during the same period in the previous fiscal year)
ROA (Annualized) *2	2.04% (1.43% during the same period in the previous fiscal year)

*1	ROE is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.
Total revenues for the nine months ended December 31, 2021 increased 12% to ¥1,868,113 million compared to ¥1,665,694 million during the same period of the previous fiscal year due to increases in services income, operating leases revenues, sales of goods and real estate, and gains on investment securities and dividends.
Total expenses increased 8% to ¥1,585,994 million compared to ¥1,471,991 million during the same period of the previous fiscal year due to increases in services expense, costs of operating leases, costs of goods and real estate sold, and selling, general and administrative expenses.
Equity in net income (loss) of affiliates increased 308% to ¥8,465 million compared to ¥2,077 million and gains on sales of subsidiaries and affiliates and liquidation losses, net increased 177% to ¥26,105 million compared to ¥9,436 million during the same period of the previous fiscal year.
Due to the above results, income before income taxes for the nine months ended December 31, 2021 increased 51% to ¥316,689 million compared to ¥209,581 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 49% to ¥211,341 million compared to ¥142,015 million during the same period of the previous fiscal year.

Segment Information
Our operating segments used by the chief operating decision maker to make decisions about resource allocations and assess performance are organized into 10 segments based on our business management organization which is classified by the nature of major products and services, customer base, regulations and business areas. The 10 segments are Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Environment and Energy, Insurance, Banking and Credit, Aircraft and Ships, ORIX USA, ORIX Europe, and Asia and Australia.
Since April 1, 2021, a portion of interest expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. In addition, a portion of selling, general and administrative expenses, which were initially recorded in each respective segment, have been included in the difference between segment total profits and consolidated amounts. Furthermore, a portion of the leasing business in the Environment and Energy segment was transferred to the Corporate Financial Services and Maintenance Leasing segment. As a result of these changes, segment assets information as of March 31, 2021 and financial information of the segments for the nine months ended December 31, 2020 have been retrospectively restated.
Total revenues and profits by segment for the nine months ended December 31, 2020 and 2021 are as follows:

	Millions of yen
	Nine months ended December 31, 2020		Nine months ended December 31, 2021		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services and Maintenance Leasing	¥319,528	¥50,442	¥337,945	¥71,068	¥18,417	6	¥20,626	41
Real Estate	253,921	16,575	294,257	27,861	40,336	16	11,286	68
PE Investment and Concession	243,903	4,580	281,009	(10,243)	37,106	15	(14,823)	—
Environment and Energy	102,594	17,085	107,167	18,447	4,573	4	1,362	8
Insurance	359,208	51,547	352,192	45,697	(7,016)	(2)	(5,850)	(11)
Banking and Credit	63,071	38,398	65,019	34,425	1,948	3	(3,973)	(10)
Aircraft and Ships	22,569	4,344	29,305	3,210	6,736	30	(1,134)	(26)
ORIX USA	95,084	25,120	122,697	68,216	27,613	29	43,096	172
ORIX Europe	116,759	27,089	171,017	56,167	54,258	46	29,078	107
Asia and Australia	92,818	7,248	108,878	35,933	16,060	17	28,685	396

Total	1,669,455	242,428	1,869,486	350,781	200,031	12	108,353	45

Difference between Segment Total and Consolidated Amounts	(3,761)	(32,847)	(1,373)	(34,092)	2,388	—	(1,245)	—

Total Consolidated Amounts	¥1,665,694	¥209,581	¥1,868,113	¥316,689	¥202,419	12	¥107,108	51

Total assets by segment as of March 31, 2021 and December 31, 2021 are as follows:

	Millions of yen
	March 31, 2021		December 31, 2021		Change
	Segment Assets	Composition Ratio (%)	Segment Assets	Composition Ratio (%)	Amount	Percent (%)
Corporate Financial Services and Maintenance Leasing	¥1,676,063	12	¥1,637,034	12	¥(39,029)	(2)
Real Estate	872,095	6	888,077	6	15,982	2
PE Investment and Concession	378,698	3	356,907	2	(21,791)	(6)
Environment and Energy	489,174	4	696,957	5	207,783	42
Insurance	1,959,521	15	2,073,511	15	113,990	6
Banking and Credit	2,690,627	20	2,698,248	19	7,621	0
Aircraft and Ships	601,762	4	645,870	5	44,108	7
ORIX USA	1,220,081	9	1,336,869	9	116,788	10
ORIX Europe	369,546	3	405,055	3	35,509	10
Asia and Australia	1,084,222	8	1,213,353	9	129,131	12

Total	11,341,789	84	11,951,881	85	610,092	5

Difference between Segment Total and Consolidated Amounts	2,221,293	16	2,139,279	15	(82,014)	(4)

Total Consolidated Amounts	¥13,563,082	100	¥14,091,160	100	¥528,078	4

Segment information for the nine months ended December 31, 2021 is as follows:
Corporate Financial Services and Maintenance Leasing
:
Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and
ICT-related
equipment; Yayoi
In corporate financial services, we are engaged in leasing and lending businesses with a focus on profitability. We also focus on fee businesses by providing life insurance and environment and energy-related products and services to domestic small and medium-sized
enterprise customers, as well as business succession support in domestic regions. In the automobile-related businesses, we aim to increase market share in small and medium-sized
enterprises and individual customers, as well as large corporate customers by enhancing our competitive advantages stemming from our industry-leading number of fleets under management and one-stop
automobile-related services. In the rental business operated by ORIX Rentec Corporation, we are not only providing electronic measuring instruments and
ICT-related
equipment lending, but also developing new services relating to robots, drones, etc.
Segment profits increased 41% to ¥71,068 million compared to the same period of the previous fiscal year. This increase was due to an increase in gains on investment securities and dividends resulting from the IPO of an investee, and an increase in operating leases revenues resulting from an increase in gains on sales of used cars in our automobile-related businesses and an increase in lending of electronic measuring instruments and
ICT-related
equipment in our rental business.
Segment assets decreased 2% to ¥1,637,034 million compared to the end of the previous fiscal year. This decrease was due to decreases in net investment in leases, installment loans, and investment in operating leases.
Asset efficiency improved compared to the same period of the previous fiscal year.

	Nine months ended December 31, 2020	Nine months ended December 31, 2021	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥43,331	¥42,624	¥(707)	(2)
Gains on investment securities and dividends	913	6,755	5,842	640
Operating leases	183,660	191,180	7,520	4
Sales of goods and real estate	7,422	7,691	269	4
Services income	84,202	89,695	5,493	7

Total Segment Revenues	319,528	337,945	18,417	6

Segment Expenses:
Interest expense	4,269	3,852	(417)	(10)
Costs of operating leases	150,148	143,850	(6,298)	(4)
Costs of goods and real estate sold	4,670	5,141	471	10
Services expense	42,181	43,772	1,591	4
Selling, general and administrative expenses	55,432	57,036	1,604	3
Provision for credit losses and write-downs of long-lived assets and securities	811	1,274	463	57
Other	12,311	12,274	(37)	(0)

Total Segment Expenses	269,822	267,199	(2,623)	(1)

Segment Operating Income	49,706	70,746	21,040	42

Equity in Net income (Loss) of Affiliates, and others	736	322	(414)	(56)

Segment Profits	¥50,442	¥71,068	¥20,626	41

	As of March 31, 2021	As of December 31, 2021	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥610,366	¥601,017	¥(9,349)	(2)
Installment loans	330,917	321,363	(9,554)	(3)
Investment in operating leases	548,677	526,753	(21,924)	(4)
Investment in securities	30,318	36,362	6,044	20
Property under facility operations	18,726	17,519	(1,207)	(6)
Inventories	630	520	(110)	(17)
Advances for finance lease and operating lease	500	444	(56)	(11)
Investment in affiliates	18,049	17,257	(792)	(4)
Goodwill, intangible assets acquired in business combinations	117,880	115,799	(2,081)	(2)

Total Segment Assets	¥1,676,063	¥1,637,034	¥(39,029)	(2)

Real Estate
:
Real estate development, rental and management; facility operations; real estate asset management
In our real estate business, we aim to promote portfolio rebalancing by selling rental properties in favorable market conditions while investing in real estate development projects that can generate added value. We are also expanding our asset management business, which is less affected by volatility in the real estate market and our housing-related business with a focus on residential condominiums. Our real estate business also operates hotels and Japanese inns, and we aim to improve profitability by attracting customers in response to diversifying customer needs. In the future, we will actively work to promote businesses that utilize IoT and AI, and develop businesses that take advantage of our strengths in a diverse value chain that includes real estate development and rental, asset management, facility operations, residential management, office building management, construction contracting, and real estate brokerage.
Segment profits increased 68% to ¥27,861 million compared to the same period of the previous fiscal year. This increase was due to an increase in sales of real estate by DAIKYO INCORPORATED and its subsidiaries, and an increase in operating leases revenues resulting from sales of real estate under operating leases.
Segment assets increased 2% to ¥888,077 million compared to the end of the previous fiscal year. This increase was due to an increase in advances for finance lease and operating lease.
Asset efficiency improved compared to the same period of the previous fiscal year.

	Nine months ended December 31, 2020	Nine months ended December 31, 2021	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥4,741	¥4,196	¥(545)	(11)
Operating leases	36,799	40,166	3,367	9
Sales of goods and real estate	55,335	77,090	21,755	39
Services income	156,778	172,769	15,991	10
Other	268	36	(232)	(87)

Total Segment Revenues	253,921	294,257	40,336	16

Segment Expenses:
Interest expense	1,681	1,903	222	13
Costs of operating leases	18,609	18,357	(252)	(1)
Costs of goods and real estate sold	47,771	62,793	15,022	31
Services expense	147,770	161,232	13,462	9
Selling, general and administrative expenses	25,949	24,639	(1,310)	(5)
Provision for credit losses and write-downs of long-lived assets and securities	1,272	201	(1,071)	(84)
Other	(2,082)	(1,387)	695	—

Total Segment Expenses	240,970	267,738	26,768	11

Segment Operating Income	12,951	26,519	13,568	105

Equity in Net income (Loss) of Affiliates, and others	3,624	1,342	(2,282)	(63)

Segment Profits	¥16,575	¥27,861	¥11,286	68

	As of March 31, 2021	As of December 31, 2021	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥66,371	¥63,139	¥(3,232)	(5)
Investment in operating leases	291,877	284,121	(7,756)	(3)
Investment in securities	8,543	7,669	(874)	(10)
Property under facility operations	149,479	157,024	7,545	5
Inventories	94,429	97,102	2,673	3
Advances for finance lease and operating lease	98,820	112,301	13,481	14
Investment in affiliates	99,105	102,149	3,044	3
Advances for property under facility operations	4,089	6,764	2,675	65
Goodwill, intangible assets acquired in business combinations	59,382	57,808	(1,574)	(3)

Total Segment Assets	¥872,095	¥888,077	¥15,982	2

PE Investment and Concession
:
Private equity investment and concession
In the private equity business, we aim to earn stable profits from investees and sustainable gains on sales through rebalancing our portfolio. We aim to expand investment in focused industries and increase value through rollups and alliances with existing investees as a starting point. At the same time, we seek business opportunities created by changes in the industrial structure and explore diversified investment methods. In the concession business, we aim to strengthen our operations in the three airports in Kansai (Kansai International Airport, Osaka International Airport and Kobe Airport), and proactively engage in the operation of public infrastructures other than airports.
Segment profits decreased by ¥14,823 million to losses of ¥10,243 million compared to the same period of the previous fiscal year. This decrease was due to the write-down of assets to be transferred in connection with the conclusion of asset transfer agreements scheduled to be executed during the three months ending March 31, 2022 at a certain investee, as well as the write-down of inventories at a certain investee. In addition, there was a decrease in equity in net income (loss) of affiliates at our three airports in Kansai in our concession business.
Segment assets decreased 6% to ¥356,907 million compared to the end of the previous fiscal year. This decrease was due to a decrease in inventories and property under facility operations at a certain investee.
Asset efficiency declined compared to the same period of the previous fiscal year.

	Nine months ended December 31, 2020	Nine months ended December 31, 2021	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥109	¥178	¥69	63
Gains on investment securities and dividends	1,002	2,209	1,207	120
Operating leases	4,877	24,635	19,758	405
Sales of goods and real estate	222,327	233,064	10,737	5
Services income	15,588	20,923	5,335	34

Total Segment Revenues	243,903	281,009	37,106	15

Segment Expenses:
Interest expense	1,094	1,813	719	66
Costs of operating leases	2,372	17,922	15,550	656
Costs of goods and real estate sold	191,012	213,318	22,306	12
Services expense	11,127	13,734	2,607	23
Selling, general and administrative expenses	26,609	37,733	11,124	42
Provision for credit losses and write-downs of long-lived assets and securities	19	12,661	12,642	—
Other	(103)	(12,827)	(12,724)	—

Total Segment Expenses	232,130	284,354	52,224	22

Segment Operating Income	11,773	(3,345)	(15,118)	—

Equity in Net income (Loss) of Affiliates, and others	(7,193)	(6,898)	295	—

Segment Profits	¥4,580	¥(10,243)	¥(14,823)	—

	As of March 31, 2021	As of December 31, 2021	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥1,541	¥1,487	¥(54)	(4)
Investment in operating leases	23,455	43,965	20,510	87
Investment in securities	12,918	12,534	(384)	(3)
Property under facility operations	43,972	40,241	(3,731)	(8)
Inventories	45,597	38,827	(6,770)	(15)
Investment in affiliates	55,421	46,180	(9,241)	(17)
Advances for property under facility operations	6,732	1,187	(5,545)	(82)
Goodwill, intangible assets acquired in business combinations	189,062	172,486	(16,576)	(9)

Total Segment Assets	¥378,698	¥356,907	¥(21,791)	(6)

Environment and Energy
:
Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and electricity storage system; recycling and waste management
In the environment and energy business, we aim to increase services revenue as a comprehensive energy service provider by promoting our renewable energy business and electric power retailing business. In our solar power generation business, we have secured one of the largest solar power capacities in Japan, and we are gradually proceeding with operations. In the renewable energy business and electricity storage system business, we aim to design new business models based on the anticipated future business environment. In the recycling and waste management business, we are making new investments in facilities with the aim of further expansion of business. We intend to accelerate our renewable energy business overseas by utilizing the expertise we have gained in the domestic market.
Segment profits increased 8% to ¥18,447 million compared to the same period of the previous fiscal year. This increase was due to an increase in gains on sales of subsidiaries and affiliates resulting from the sales of investees, and an increase in equity in net income (loss) of affiliates at an investee, partially offset by the absence of bargain purchase gains recorded in the same period of the previous fiscal year resulting from the conversion of an investee involved in wind power generation business in India into a wholly owned subsidiary.
Segment assets increased 42% to ¥696,957 million compared to the end of the previous fiscal year. This increase was due to the recording of property under facility operations and goodwill resulting from the acquisition of a subsidiary.
Asset efficiency declined compared to the same period of the previous fiscal year.

	Nine months ended December 31, 2020	Nine months ended December 31, 2021	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥991	¥728	¥(263)	(27)
Services income	98,727	103,719	4,992	5
Other	2,876	2,720	(156)	(5)

Total Segment Revenues	102,594	107,167	4,573	4

Segment Expenses:
Interest expense	9,085	4,490	(4,595)	(51)
Services expense	71,123	81,618	10,495	15
Selling, general and administrative expenses	7,796	7,414	(382)	(5)
Provision for credit losses and write-downs of long-lived assets and securities	484	2	(482)	(100)
Other	2,095	1,043	(1,052)	(50)

Total Segment Expenses	90,583	94,567	3,984	4

Segment Operating Income	12,011	12,600	589	5

Equity in Net income (Loss) of Affiliates, and others	5,074	5,847	773	15

Segment Profits	¥17,085	¥18,447	¥1,362	8

	As of March 31, 2021	As of December 31, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥8,978	¥8,702	¥(276)	(3)
Installment loans	0	701	701	—
Investment in operating leases	2,051	204	(1,847)	(90)
Investment in securities	814	874	60	7
Property under facility operations	262,016	372,339	110,323	42
Inventories	396	368	(28)	(7)
Advances for finance lease and operating lease	1,392	14	(1,378)	(99)
Investment in affiliates	180,492	197,094	16,602	9
Advances for property under facility operations	19,963	17,296	(2,667)	(13)
Goodwill, intangible assets acquired in business combinations	13,072	99,365	86,293	660

Total Segment Assets	¥489,174	¥696,957	¥207,783	42

Insurance
:
Life insurance
In the life insurance business, we sell life insurance through agents, banks and other financial institutions, face-to-face
sales through our own consulting services, and online sales. With
“simple-to-understand”
and “providing reasonable guarantee at reasonable price” as the concepts of product development, we aim to expand the number of new life insurance contracts and increase life insurance premium income by constantly incorporating our customer needs while expanding the product lineup.
Despite an increase in life insurance premiums and related investment income at ORIX Life Insurance in line with an increase in insurance contracts, segment profits decreased 11% to ¥45,697 million compared to the same period of the previous fiscal year due to a decrease in reversal of policy liability reserve related to variable life insurance contracts at the former Hartford Life Insurance.
Segment assets increased 6% to ¥2,073,511 million compared to the end of the previous fiscal year. This increase was due to an increase in investment in securities.
Asset efficiency declined compared to the same period of the previous fiscal year.

	Nine months ended December 31, 2020	Nine months ended December 31, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥154	¥191	¥37	24
Life insurance premiums and related investment income	357,863	350,504	(7,359)	(2)
Other	1,191	1,497	306	26

Total Segment Revenues	359,208	352,192	(7,016)	(2)

Segment Expenses:
Interest expense	0	1	1	—
Life insurance costs	265,373	263,886	(1,487)	(1)
Selling, general and administrative expenses	42,113	42,708	595	1
Provision for credit losses and write-downs of long-lived assets and securities	(2)	(0)	2	—
Other	185	(92)	(277)	—

Total Segment Expenses	307,669	306,503	(1,166)	(0)

Segment Operating Income	51,539	45,689	(5,850)	(11)

Equity in Net income (Loss) of Affiliates, and others	8	8	0	—

Segment Profits	¥51,547	¥45,697	¥(5,850)	(11)

	As of March 31, 2021	As of December 31, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥17,315	¥17,693	¥378	2
Investment in operating leases	28,909	28,550	(359)	(1)
Investment in securities	1,908,148	2,022,153	114,005	6
Goodwill, intangible assets acquired in business combinations	5,149	5,115	(34)	(1)

Total Segment Assets	¥1,959,521	¥2,073,511	¥113,990	6

Banking and Credit
:
Banking and consumer finance
In the banking business, we aim to increase finance revenues by increasing the balance of outstanding real estate investment loans, which is the core of our banking business. In the consumer finance business, we aim to increase finance revenues by providing loans directly to our customers with our expertise in credit screening. We also aim to increase guarantee fees income by expanding guarantees against loans disbursed by other financial institutions. In the mortgage bank business, we aim to expand our market share by expanding our agency network and strengthening our product lineup.
Segment profits decreased 10% to ¥34,425 million compared to the same period of the previous fiscal year. As the same period of the previous fiscal year was affected by sluggish demand for funds, provision for credit losses at ORIX Credit increased. In addition, there was an increase in advertising expenses.
Segment assets totaled ¥2,698,248 million, remaining relatively unchanged compared to the end of the previous fiscal year.
Asset efficiency declined compared to the same period of the previous fiscal year.

	Nine months ended December 31, 2020	Nine months ended December 31, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥59,102	¥58,233	¥(869)	(1)
Gains on investment securities and dividends	473	2,100	1,627	344
Services income	3,496	4,686	1,190	34

Total Segment Revenues	63,071	65,019	1,948	3

Segment Expenses:
Interest expense	3,732	3,699	(33)	(1)
Services expense	3,752	4,595	843	22
Selling, general and administrative expenses	15,908	18,867	2,959	19
Provision for credit losses and write-downs of long-lived assets and securities	1,315	3,508	2,193	167
Other	(31)	(74)	(43)	—

Total Segment Expenses	24,676	30,595	5,919	24

Segment Operating Income	38,395	34,424	(3,971)	(10)

Equity in Net income (Loss) of Affiliates, and others	3	1	(2)	(67)

Segment Profits	¥38,398	¥34,425	¥(3,973)	(10)

	As of March 31, 2021	As of December 31, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥2,402,916	¥2,407,866	¥4,950	0
Investment in securities	275,740	278,511	2,771	1
Investment in affiliates	200	100	(100)	(50)
Goodwill, intangible assets acquired in business combinations	11,771	11,771	0	—

Total Segment Assets	¥2,690,627	¥2,698,248	¥7,621	0

Aircraft and Ships
:
Aircraft leasing and management; ship-related finance and investment
In the aircraft-related operations, we are focusing on a wide range of profit opportunities, including operating leases of owned aircraft, sale of aircraft to investors, and asset management services for aircraft owned by domestic and overseas investors. We aim for medium- and long-term growth by further enhancing our presence in the global aircraft-leasing market through mutually complementary relationships with Avolon Holdings Limited (hereinafter, “Avolon”). In the ship-related business, we flexibly replace assets while closely monitoring the market environment, and aim to achieve goals such as an increase of commission income by arranging investment in ships for domestic corporate investors. In the future, we aim to expand our business by collaborating with excellent partners based on our expertise in finance and investment.
Segment profits decreased 26% to ¥3,210 million compared to the same period of the previous fiscal year. This decrease was due to a decrease in equity in net income (loss) of affiliates, as Avolon recorded losses, despite increases in services income and operating leases revenues in our ship-related businesses.
Segment assets increased 7% to ¥645,870 million compared to the end of the previous fiscal year. This increase was due to an increase in installment loans.
Asset efficiency declined compared to the same period of the previous fiscal year.

	Nine months ended December 31, 2020	Nine months ended December 31, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥767	¥1,705	¥938	122
Operating leases	19,553	21,744	2,191	11
Services income	2,249	5,856	3,607	160

Total Segment Revenues	22,569	29,305	6,736	30

Segment Expenses:
Interest expense	9,815	8,541	(1,274)	(13)
Costs of operating leases	10,395	13,913	3,518	34
Services expense	207	822	615	297
Selling, general and administrative expenses	5,274	5,109	(165)	(3)
Provision for credit losses and write-downs of long-lived assets and securities	(160)	2,331	2,491	—
Other	391	(4,890)	(5,281)	—

Total Segment Expenses	25,922	25,826	(96)	(0)

Segment Operating Income	(3,353)	3,479	6,832	—

Equity in Net income (Loss) of Affiliates, and others	7,697	(269)	(7,966)	—

Segment Profits	¥4,344	¥3,210	¥(1,134)	(26)

	As of March 31, 2021	As of December 31, 2021	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥2,994	¥1,571	¥(1,423)	(48)
Installment loans	30,757	80,901	50,144	163
Investment in operating leases	262,482	247,575	(14,907)	(6)
Investment in securities	0	0	0	—
Inventories	0	73	73	—
Advances for finance lease and operating lease	578	0	(578)	—
Investment in affiliates	293,469	305,548	12,079	4
Goodwill, intangible assets acquired in business combinations	11,482	10,202	(1,280)	(11)

Total Segment Assets	¥601,762	¥645,870	¥44,108	7

ORIX USA
:
Finance, investment and asset management in the Americas
ORIX Corporation USA provides various types of finance services such as corporate finance, real estate finance, private equity investment, and investment in bonds to our clients in response to their needs. We aim to expand such asset businesses by making the most of our expertise in them. We are also engaged in expanding the function of our asset management and servicing platform to increase stable fee revenues. With the expansion of both principle investments and assets under management, we aim for the growth of profits along with improvement of capital efficiency.
Segment profits increased 172% to ¥68,216 million compared to the same period of the previous fiscal year. This increase was due to increases in gains on investment securities and dividends and gains on sales of subsidiaries and affiliates resulting from the sales of investees. In addition, there was a decrease in provision for credit losses.
Segment assets increased 10% to ¥1,336,869 million compared to the end of the previous fiscal year. This increase was due to an increase in installment loans.
Asset efficiency improved compared to the same period of the previous fiscal year.

	Nine months ended December 31, 2020	Nine months ended December 31, 2021	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥64,064	¥67,751	¥3,687	6
Gains on investment securities and dividends	11,492	31,470	19,978	174
Services income	16,408	21,075	4,667	28
Other	3,120	2,401	(719)	(23)

Total Segment Revenues	95,084	122,697	27,613	29

Segment Expenses:
Interest expense	15,483	11,653	(3,830)	(25)
Services expense	1,780	3,098	1,318	74
Selling, general and administrative expenses	50,677	56,827	6,150	12
Provision for credit losses and write-downs of long-lived assets and securities	7,954	53	(7,901)	(99)
Other	140	(1,321)	(1,461)	—

Total Segment Expenses	76,034	70,310	(5,724)	(8)

Segment Operating Income	19,050	52,387	33,337	175

Equity in Net income (Loss) of Affiliates, and others	6,070	15,829	9,759	161

Segment Profits	¥25,120	¥68,216	¥43,096	172

	As of March 31, 2021	As of December 31, 2021	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥458	¥454	¥(4)	(1)
Installment loans	617,822	720,049	102,227	17
Investment in operating leases	5,317	5,027	(290)	(5)
Investment in securities	342,631	354,827	12,196	4
Property under facility operations and servicing assets	72,094	74,391	2,297	3
Inventories	603	606	3	0
Advances for finance lease and operating lease	378	753	375	99
Investment in affiliates	43,816	40,615	(3,201)	(7)
Goodwill, intangible assets acquired in business combinations	136,962	140,147	3,185	2

Total Segment Assets	¥1,220,081	¥1,336,869	¥116,788	10

ORIX Europe
:
Asset management of global equity and fixed income
Under ORIX Corporation Europe N.V. as the holding company, Robeco Institutional Asset Management B.V. (hereinafter, “Robeco”) and Transtrend B.V. headquartered in the Netherlands, Boston Partners Global Investors, Inc. and Harbor Capital Advisors, Inc. headquartered in the United States are engaged in the asset management business through investments in stocks, bonds, etc. In addition to the focus on expanding the existing businesses by leveraging the expertise of Robeco, a pioneer in sustainable investment, we aim to increase assets under management with expanding products and investment strategies through M&A activities. ORIX Europe is also engaged in capturing a wide range of business opportunities as the strategic business location of ORIX Group in Europe.
Segment profits increased 107% to ¥56,167 million compared to the same period of the previous fiscal year. This increase was due to an increase in services income resulting from an increase in the average amount of assets under management.
Segment assets increased 10% to ¥405,055 million compared to the end of the previous fiscal year. This increase was due to an increase in investment in securities.
Asset efficiency improved compared to the same period of the previous fiscal year.

	Nine months ended December 31, 2020	Nine months ended December 31, 2021	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥94	¥30	¥(64)	(68)
Gains on investment securities and dividends	9,170	3,745	(5,425)	(59)
Services income	107,495	167,242	59,747	56

Total Segment Revenues	116,759	171,017	54,258	46

Segment Expenses:
Interest expense	(261)	(658)	(397)	—
Services expense	28,078	40,379	12,301	44
Selling, general and administrative expenses	54,225	71,410	17,185	32
Provision for credit losses and write-downs of long-lived assets and securities	34	0	(34)	—
Other	6,245	2,875	(3,370)	(54)

Total Segment Expenses	88,321	114,006	25,685	29

Segment Operating Income	28,438	57,011	28,573	100

Equity in Net income (Loss) of Affiliates, and others	(1,349)	(844)	505	—

Segment Profits	¥27,089	¥56,167	¥29,078	107

	As of March 31, 2021	As of December 31, 2021	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities	¥45,540	¥79,460	¥33,920	74
Investment in affiliates	1,770	1,996	226	13
Goodwill, intangible assets acquired in business combinations	322,236	323,599	1,363	0

Total Segment Assets	¥369,546	¥405,055	¥35,509	10

Asia and Australia
:
Finance and investment businesses in Asia and Australia
Our overseas subsidiaries are well-versed in business practices and laws and regulations that vary from region to region, and are primarily engaged in financial services such as leasing and lending. Our overseas subsidiaries also invest in private equity in Asian countries, particularly in China. We will further enhance the functions of our overseas subsidiaries and further invest in targeted markets in order to expand our business with an emphasis on profitability.
Segment profits increased 396% to ¥35,933 million compared to the same period of the previous fiscal year. This increase was due to the absence of the recording of an impairment loss on an investment in an affiliate recorded in the same period of the previous fiscal year, and an increase in gains on sales of subsidiaries and affiliates resulting from the sales of investees. In addition, there was increases in finance revenues in China and South Korea and operating leases revenues in Australia.
Segment assets increased 12% to ¥1,213,353 million compared to the end of the previous fiscal year. This increase was due to increases in net investment in leases, installment loans and investment in operating leases in China, South Korea, and Australia. In addition, there was an increase in investment in affiliates in China.
Asset efficiency improved compared to the same period of the previous fiscal year.

	Nine months ended December 31, 2020	Nine months ended December 31, 2021	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥29,462	¥34,754	¥5,292	18
Gains on investment securities and dividends	4,206	2,133	(2,073)	(49)
Operating leases	49,887	60,973	11,086	22
Services income	9,204	10,643	1,439	16
Other	59	375	316	536

Total Segment Revenues	92,818	108,878	16,060	17

Segment Expenses:
Interest expense	15,111	14,362	(749)	(5)
Costs of operating leases	37,371	45,253	7,882	21
Services expense	6,589	7,220	631	10
Selling, general and administrative expenses	19,264	21,752	2,488	13
Provision for credit losses and write-downs of long-lived assets and securities	3,241	(78)	(3,319)	—
Other	1,148	(843)	(1,991)	—

Total Segment Expenses	82,724	87,666	4,942	6

Segment Operating Income	10,094	21,212	11,118	110

Equity in Net income (Loss) of Affiliates, and others	(2,846)	14,721	17,567	—

Segment Profits	¥7,248	¥35,933	¥28,685	396

	As of March 31, 2021	As of December 31, 2021	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥338,603	¥375,447	¥36,844	11
Installment loans	271,038	303,047	32,009	12
Investment in operating leases	235,182	263,710	28,528	12
Investment in securities	32,804	33,145	341	1
Property under facility operations	1,284	1,046	(238)	(19)
Inventories	377	430	53	14
Advances for finance lease and operating lease	3,064	6,088	3,024	99
Investment in affiliates	195,413	223,972	28,559	15
Goodwill, intangible assets acquired in business combinations	6,457	6,468	11	0

Total Segment Assets	¥1,084,222	¥1,213,353	¥129,131	12

(2) Financial Condition

	As of March 31, 2021	As of December 31, 2021	Change
			Amount	Percent (%)

	(Millions of yen except per share, ratios and percentages)
Total assets	¥13,563,082	¥14,091,160	¥528,078	4
(Segment assets)	11,341,789	11,951,881	610,092	5
Total liabilities	10,459,938	10,846,395	386,457	4
(Short- and long-term debt)	4,724,102	5,016,628	292,526	6
(Deposits)	2,317,785	2,281,464	(36,321)	(2)
ORIX Corporation shareholders’ equity	3,028,456	3,147,960	119,504	4
ORIX Corporation shareholders’ equity per share (yen)*1	2,487.77	2,638.20	150.43	6
ORIX Corporation shareholders’ equity ratio*2	22.3%	22.3%	—	—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	1.6x	1.6x	—	—

*1 ORIX Corporation shareholders’ equity per share is calculated using total ORIX Corporation shareholders’ equity.
*2 ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets.
Total assets increased 4% to ¥14,091,160 million compared to ¥13,563,082 million as of March 31, 2021 due to increases in installment loans, investment in securities, property under facility operations and other assets despite decreases in cash and cash equivalents, and trade notes, accounts and other receivable. In addition, segment assets increased 5% to ¥11,951,881 million compared to the balance as of March 31, 2021.
Total liabilities increased 4% to ¥10,846,395 million compared to ¥10,459,938 million as of March 31, 2021 due to increases in short-term debt and policy liabilities and policy account balances despite decreases in long-term debt, deposits and trade notes, accounts and other payable.
Shareholders’ equity increased 4% to ¥3,147,960 million compared to the balance as of March 31, 2021.

(3) Liquidity and Capital Resources
ORIX Group formulates funding policies that are designed to maintain and improve procurement stability and reduce liquidity risk. As a concrete measure to maintain and improve procurement stability while engaging in activities such as borrowing, capital market procurement and securitization of assets, we are diversifying our procurement methods and our country and investor base. To reduce liquidity risk, we are prolonging our borrowings from financial institutions and issuing long-term corporate bonds domestically and internationally with dispersed redemption periods. We are also holding cash and entering into committed credit facilities agreements. In order to maintain an appropriate level of liquidity at hand, we conduct stress tests from the perspective of both procurement stability and financial efficiency and review the necessary levels accordingly.
The Company continues to closely monitor the effects of
COVID-19
on the liquidity and capital resources of the ORIX Group.
Our funding is comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposits. ORIX Group’s total funding including that from short-term and long-term debt and deposits on a consolidated basis was ¥7,298,092 million as of December 31, 2021. Borrowings are procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings was about 200 as of December 31, 2021. Our debt from capital markets is mainly composed of bonds, MTNs, CP, and securitization of loan receivables and other assets. The majority of deposits are attributable to ORIX Bank Corporation.
During the nine months ended December 31, 2021, we made an advance prepayment of ¥60,000 million of subordinated syndicated loan (hybrid loan), that may be repaid after 5 years from the execution, out of the total amount of ¥94,000 million borrowed in fiscal 2017. On the other hand, in order to procure the same amount, in fiscal 2021, we issued ¥50,000 million of unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds), and during the nine months ended December 31, 2021, we procured ¥10,000 million in financing by entering into a subordinated syndicated loan (hybrid loan). We intend to continue to strengthen our financial condition, while maintaining appropriately diverse funding.
Short-term and long-term debt and deposits
(a) Short-term debt

	Millions of yen
	March 31, 2021	December 31, 2021
Borrowings from financial institutions	¥291,578	¥429,845
Medium-term notes	1,336	1,381
Commercial paper	14,355	234,660

Total short-term debt	¥307,269	¥665,886

Short-term debt as of December 31, 2021 was ¥665,886 million, which accounted for 13% of the total amount of short-term and long-term debt (excluding deposits) as compared to 7% as of March 31, 2021.
While the amount of short-term debt as of December 31, 2021 was ¥665,886 million, the sum of cash and cash equivalents and the unused amount of committed credit facilities as of December 31, 2021 was ¥1,363,983 million, maintaining a sufficient level of liquidity.

(b) Long-term debt

	Millions of yen
	March 31, 2021	December 31, 2021
Borrowings from financial institutions	¥3,189,083	¥3,126,265
Bonds	927,088	976,753
Medium-term notes	141,296	89,312
Payables under securitized loan receivables and other assets	159,366	158,412

Total long-term debt	¥4,416,833	¥4,350,742

The balance of long-term debt as of December 31, 2021 was ¥4,350,742 million, which accounted for 87% of the total amount of short-term and long-term debt (excluding deposits) as compared to 93% as of March 31, 2021.

(c) Deposits

	Millions of yen
	March 31, 2021	December 31, 2021
Deposits	¥2,317,785	¥2,281,464
Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit-taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

(4) Summary of Cash Flows
Cash, cash equivalents and restricted cash as of December 31, 2021 decreased by ¥48,410 million to ¥1,031,165 million compared to March 31, 2021.
Cash flows provided by operating activities were ¥765,529 million in the nine months ended December 31, 2021, up from ¥759,695 million during the same period of the previous fiscal year, primarily resulting from an increase in net income and a decrease in the balance of trading securities.
Cash flows used in investing activities were ¥773,265 million in the nine months ended December 31, 2021, down from ¥852,250 million during the same period of the previous fiscal year, primarily resulting from a decrease in purchases of and an increase in proceeds from redemption of available-for-sale
debt securities.
Cash flows used in financing activities were ¥48,204 million in the nine months ended December 31, 2021, compared to the inflow of ¥90,093 million during the same period of the previous fiscal year, primarily from a decrease in proceeds from debt with maturities longer than three months and a change from an increase to a decrease in deposits due to customers.
(5) Management Policy and Strategy
There were no significant changes for the nine months ended December 31, 2021.
(6) Challenges to be addressed on a priority basis
There were no significant changes for the nine months ended December 31, 2021.
(7) Research and Development Activity
There were no significant changes in research and development activities for the nine months ended December 31, 2021.
(8) Major Facilities
There were no significant changes in major facilities for the nine months ended December 31, 2021.

4.	Material Contracts
Not applicable.

5.	Company Stock Information
(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)
(1) Issued Shares, Common Stock and Capital Reserve
The number of issued shares, the amount of common stock and capital reserve for the three months ended December 31, 2021 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Capital reserve
Increase, net	December 31, 2021	Increase, net	December 31, 2021	Increase, net	December 31, 2021
0	1,285,724	¥0	¥221,111	¥0	¥248,290

Note:	As of January 20, 2022, after the third quarter closing date, the total number of issued shares has decreased by 27,447 thousand shares due to the cancellation of treasury stock.
(2) List of Major Shareholders
Not applicable (this item is not subject to disclosure in the quarterly report for the three months ended December 31, 2021).

6.	Directors and Executive Officers
Between the filing date of Form
20-F
for the fiscal year ended March 31, 2021 and December 31, 2021, personnel changes of our directors and the executive officers are as follows:
(1) Departures

Name	Title	Areas of duties	The day of retirement
Shoji Taniguchi	Member of the Board of Directors Senior Managing Executive Officer	Responsible for Treasury and Accounting Headquarters Responsible for Enterprise Risk Management Headquarters Responsible for Corporate Communications Department Assistant to CEO	December 31, 2021
Kiyoshi Fushitani	Senior Managing Executive Officer	Head of East Asia Business Headquarters Head of Global Transportation Services Headquarters	December 31, 2021

7.	Financial Information
(1) Condensed Consolidated Balance Sheets (Unaudited)

		Millions of yen
Assets		March 31, 2021	December 31, 2021
Cash and Cash Equivalents		¥951,242	¥896,039
Restricted Cash		128,333	135,126
Net Investment in Leases		1,029,518	1,052,017
Installment Loans		3,670,784	3,851,697
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥63,272 million
December 31, 2021	¥156,950 million
Allowance for Credit Losses		(78,945)	(79,116)
Investment in Operating Leases		1,408,189	1,410,656
Investment in Securities		2,660,443	2,828,488
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥9,384 million
December 31, 2021	¥17,414 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2021
Amortized Cost	¥2,026,767 million
Allowance for Credit Losses	¥(120) million
December 31, 2021
Amortized Cost	¥2,179,191 million
Allowance for Credit Losses	¥(124) million
Property under Facility Operations		491,855	604,266
Investment in Affiliates		887,764	934,927
Trade Notes, Accounts and Other Receivable		354,334	308,829
Inventories		142,156	138,022
Office Facilities		246,399	239,687
Other Assets		1,671,010	1,770,522
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥6,297 million
December 31, 2021	¥5,269 million

Total Assets		¥13,563,082	¥14,091,160

Note:     The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	March 31, 2021	December 31, 2021
Cash and Cash Equivalents	¥4,305	¥4,836
Installment Loans (Net of Allowance for Credit Losses)	238,236	203,337
Investment in Operating Leases	78,633	88,287
Property under Facility Operations	230,216	233,467
Investment in Affiliates	51,226	50,441
Other	111,924	100,093

	¥714,540	¥680,461

	Millions of yen
Liabilities and Equity	March 31, 2021	December 31, 2021
Liabilities:
Short-Term Debt	¥307,269	¥665,886
Deposits	2,317,785	2,281,464
Trade Notes, Accounts and Other Payable	260,712	226,494
Policy Liabilities and Policy Account Balances	1,822,422	1,912,474
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021 ¥266,422 million
December 31, 2021 ¥216,208 million
Current and Deferred Income Taxes	363,460	419,990
Long-Term Debt	4,416,833	4,350,742
Other Liabilities	971,457	989,345

Total Liabilities	10,459,938	10,846,395

Commitments and Contingent Liabilities
Equity:
Common Stock	221,111	221,111
Additional Paid-in Capital	259,361	261,407
Retained Earnings	2,744,588	2,856,748
Accumulated Other Comprehensive Income (Loss)	(84,650)	(29,369)
Treasury Stock, at Cost	(111,954)	(161,937)

ORIX Corporation Shareholders’ Equity	3,028,456	3,147,960
Noncontrolling Interests	74,688	96,805

Total Equity	3,103,144	3,244,765

Total Liabilities and Equity	¥13,563,082	¥14,091,160

Note:	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	March 31, 2021	December 31, 2021
Short-Term Debt	¥500	¥0
Trade Notes, Accounts and Other Payable	2,390	1,690
Long-Term Debt	413,268	422,680
Other	42,024	39,672

	¥458,182	¥464,042

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Revenues:
Finance revenues	¥201,230	¥209,143
Gains on investment securities and dividends	27,502	48,390
Operating leases	296,520	340,968
Life insurance premiums and related investment income	356,147	348,701
Sales of goods and real estate	290,541	323,918
Services income	493,754	596,993

Total revenues	1,665,694	1,868,113

Expenses:
Interest expense	60,811	50,458
Costs of operating leases	220,465	241,114
Life insurance costs	265,278	263,004
Costs of goods and real estate sold	247,138	285,160
Services expense	313,393	356,548
Other (income) and expense	15,007	(8,762)
Selling, general and administrative expenses	334,928	378,524
Provision for credit losses	10,166	4,670
Write-downs of long-lived assets	591	15,068
Write-downs of securities	4,214	210

Total expenses	1,471,991	1,585,994

Operating Income	193,703	282,119
Equity in Net Income (Loss) of Affiliates	2,077	8,465
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	9,436	26,105
Bargain Purchase Gain	4,365	0

Income before Income Taxes	209,581	316,689
Provision for Income Taxes	64,266	100,961

Net Income	145,315	215,728

Net Income Attributable to the Noncontrolling Interests	3,323	4,387

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(23)	0

Net Income Attributable to ORIX Corporation Shareholders	¥142,015	¥211,341

	Yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥114.27	¥175.17
Diluted:	114.17	174.98

	Millions of yen
	Three months ended December 31, 2020	Three months ended December 31, 2021
Revenues:
Finance revenues	¥69,326	¥71,952
Gains on investment securities and dividends	14,670	2,646
Operating leases	98,559	113,035
Life insurance premiums and related investment income	122,396	115,904
Sales of goods and real estate	97,888	93,263
Services income	178,117	229,779

Total revenues	580,956	626,579

Expenses:
Interest expense	18,650	17,026
Costs of operating leases	74,655	81,536
Life insurance costs	92,253	88,789
Costs of goods and real estate sold	83,600	80,978
Services expense	111,275	132,918
Other (income) and expense	7,174	1,796
Selling, general and administrative expenses	116,309	132,640
Provision for credit losses	2,830	2,564
Write-downs of long-lived assets	8	14,980
Write-downs of securities	338	150

Total expenses	507,092	553,377

Operating Income	73,864	73,202
Equity in Net Income (Loss) of Affiliates	(212)	3,066
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	1,755	19,632

Income before Income Taxes	75,407	95,900
Provision for Income Taxes	25,584	32,891

Net Income	49,823	63,009

Net Income (Loss) Attributable to the Noncontrolling Interests	1,650	(1,650)

Net Income Attributable to ORIX Corporation Shareholders	¥48,173	¥64,659

	Yen
	Three months ended December 31, 2020	Three months ended December 31, 2021
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥39.00	¥54.00
Diluted:	38.97	53.94

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Net Income	¥145,315	¥215,728

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(4,227)	12,573
Net change of debt valuation adjustments	(643)	(54)
Net change of defined benefit pension plans	196	166
Net change of foreign currency translation adjustments	(11,617)	40,352
Net change of unrealized gains (losses) on derivative instruments	1,271	5,686

Total other comprehensive income (loss)	(15,020)	58,723

Comprehensive Income	130,295	274,451

Comprehensive Income Attributable to the Noncontrolling Interests	1,105	6,354

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(303)	0

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥129,493	¥268,097

	Millions of yen
	Three months ended December 31, 2020	Three months ended December 31, 2021
Net Income	¥49,823	¥63,009

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(6,106)	4,253
Net change of debt valuation adjustments	(109)	7
Net change of defined benefit pension plans	71	17
Net change of foreign currency translation adjustments	(2,868)	25,420
Net change of unrealized gains (losses) on derivative instruments	1,791	3,516

Total other comprehensive income (loss)	(7,221)	33,213

Comprehensive Income	42,602	96,222

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	1,219	(365)

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥41,383	¥96,587

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)
Nine months ended December 31, 2020

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2020	¥221,111	¥257,638	¥2,754,461	¥(118,532)	¥(121,070)	¥2,993,608	¥72,227	¥3,065,835

Cumulative effect of adopting Accounting Standards Update 2016-13			(42,855)			(42,855)	(71)	(42,926)

Balance at April 1, 2020	¥221,111	¥257,638	¥2,711,606	¥(118,532)	¥(121,070)	¥2,950,753	¥72,156	¥3,022,909

Contribution to subsidiaries						0	8,551	8,551
Transaction with noncontrolling interests		3,152				3,152	(9,432)	(6,280)
Comprehensive income, net of tax:
Net income			142,015			142,015	3,323	145,338
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(4,253)		(4,253)	26	(4,227)
Net change of debt valuation adjustments				(643)		(643)	0	(643)
Net change of defined benefit pension plans				199		199	(3)	196
Net change of foreign currency translation adjustments				(8,975)		(8,975)	(2,362)	(11,337)
Net change of unrealized gains on derivative instruments				1,150		1,150	121	1,271

Total other comprehensive income (loss)						(12,522)	(2,218)	(14,740)

Total comprehensive income						129,493	1,105	130,598

Cash dividends			(95,164)			(95,164)	(8,427)	(103,591)
Acquisition of treasury stock					(50,163)	(50,163)	0	(50,163)
Disposal of treasury stock		(183)			257	74	0	74
Cancellation of treasury stock		(17,877)			17,877	0	0	0
Other, net		115			1	116	0	116

Balance at December 31, 2020	¥221,111	¥242,845	¥2,758,457	¥(131,054)	¥(153,098)	¥2,938,261	¥63,953	¥3,002,214

Nine months ended December 31, 2021

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2021	¥221,111	¥259,361	¥2,744,588	¥(84,650)	¥(111,954)	¥3,028,456	¥74,688	¥3,103,144

Cumulative effect of adopting Accounting Standards Update 2019-12			215			215	0	215

Balance at April 1, 2021	¥221,111	¥259,361	¥2,744,803	¥(84,650)	¥(111,954)	¥3,028,671	¥74,688	¥3,103,359

Contribution to subsidiaries						0	28,924	28,924
Transaction with noncontrolling interests		1,609		(1,475)		134	1,200	1,334
Comprehensive income, net of tax:
Net income			211,341			211,341	4,387	215,728
Other comprehensive income
Net change of unrealized gains on investment in securities				12,573		12,573	0	12,573
Net change of debt valuation adjustments				(54)		(54)	0	(54)
Net change of defined benefit pension plans				167		167	(1)	166
Net change of foreign currency translation adjustments				38,679		38,679	1,673	40,352
Net change of unrealized gains on derivative instruments				5,391		5,391	295	5,686

Total other comprehensive income						56,756	1,967	58,723

Total comprehensive income						268,097	6,354	274,451

Cash dividends			(99,395)			(99,395)	(14,361)	(113,756)
Acquisition of treasury stock					(50,001)	(50,001)	0	(50,001)
Disposal of treasury stock		(12)			18	6	0	6
Other, net		449	(1)			448	0	448

Balance at December 31, 2021	¥221,111	¥261,407	¥2,856,748	¥(29,369)	¥(161,937)	¥3,147,960	¥96,805	¥3,244,765

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 12 “Redeemable Noncontrolling Interests.”

Three months ended December 31, 2020

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at September 30, 2020	¥221,111	¥243,061	¥2,753,954	¥(124,264)	¥(114,178)	¥2,979,684	¥61,001	¥3,040,685

Contribution to subsidiaries						0	4,726	4,726
Transaction with noncontrolling interests						0	(1,120)	(1,120)
Comprehensive income, net of tax:
Net income			48,173			48,173	1,650	49,823
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(6,124)		(6,124)	18	(6,106)
Net change of debt valuation adjustments				(109)		(109)	0	(109)
Net change of defined benefit pension plans				72		72	(1)	71
Net change of foreign currency translation adjustments				(2,304)		(2,304)	(564)	(2,868)
Net change of unrealized gains on derivative instruments				1,675		1,675	116	1,791

Total other comprehensive income (loss)						(6,790)	(431)	(7,221)

Total comprehensive income						41,383	1,219	42,602

Cash dividends			(43,671)			(43,671)	(1,873)	(45,544)
Acquisition of treasury stock					(38,920)	(38,920)	0	(38,920)
Other, net		(216)	1			(215)	0	(215)

Balance at December 31, 2020	¥221,111	¥242,845	¥2,758,457	¥(131,054)	¥(153,098)	¥2,938,261	¥63,953	¥3,002,214

Three months ended December 31, 2021

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at September 30, 2021	¥221,111	¥259,802	¥2,839,047	¥(59,822)	¥(142,484)	¥3,117,654	¥90,845	¥3,208,499

Contribution to subsidiaries						0	884	884
Transaction with noncontrolling interests		1,589		(1,475)		114	6,933	7,047
Comprehensive income, net of tax:
Net income			64,659			64,659	(1,650)	63,009
Other comprehensive income
Net change of unrealized gains on investment in securities				4,253		4,253	0	4,253
Net change of debt valuation adjustments				7		7	0	7
Net change of defined benefit pension plans				17		17	0	17
Net change of foreign currency translation adjustments				24,362		24,362	1,058	25,420
Net change of unrealized gains on derivative instruments				3,289		3,289	227	3,516

Total other comprehensive income						31,928	1,285	33,213

Total comprehensive income (loss)						96,587	(365)	96,222

Cash dividends			(46,957)			(46,957)	(1,492)	(48,449)
Acquisition of treasury stock					(19,454)	(19,454)	0	(19,454)
Other, net		16	(1)		1	16	0	16

Balance at December 31, 2021	¥221,111	¥261,407	¥2,856,748	¥(29,369)	¥(161,937)	¥3,147,960	¥96,805	¥3,244,765

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Cash Flows from Operating Activities:
Net income	¥145,315	¥215,728
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	235,769	246,784
Principal payments received under net investment in leases	307,022	332,739
Provision for credit losses	10,166	4,670
Equity in net income of affiliates (excluding interest on loans)	(974)	(7,540)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(9,436)	(26,105)
Bargain purchase gain	(4,365)	0
Gains on sales of securities other than trading	(9,626)	(17,777)
Gains on sales of operating lease assets	(20,370)	(34,950)
Write-downs of long-lived assets	591	15,068
Write-downs of securities	4,214	210
(Increase) decrease in trading securities	(9,732)	48,510
Increase in inventories	(15,148)	(5,631)
Decrease in trade notes, accounts and other receivable	3,544	15,596
Decrease in trade notes, accounts and other payable	(39,398)	(32,137)
Increase in policy liabilities and policy account balances	174,202	90,052
Other, net	(12,079)	(79,688)

Net cash provided by operating activities	759,695	765,529

Cash Flows from Investing Activities:
Purchases of lease equipment	(494,189)	(642,313)
Installment loans made to customers	(830,892)	(913,137)
Principal collected on installment loans	794,802	884,208
Proceeds from sales of operating lease assets	104,682	114,190
Investment in affiliates, net	(6,747)	(27,000)
Proceeds from sales of investment in affiliates	29,195	41,890
Purchases of available-for-sale debt securities	(510,710)	(405,856)
Proceeds from sales of available-for-sale debt securities	181,751	192,520
Proceeds from redemption of available-for-sale debt securities	24,408	82,726
Purchases of equity securities other than trading	(47,464)	(56,957)
Proceeds from sales of equity securities other than trading	20,624	57,138
Purchases of property under facility operations	(37,935)	(26,889)
Acquisitions of subsidiaries, net of cash acquired	(63,299)	(91,040)
Sales of subsidiaries, net of cash disposed	3,463	14,155
Other, net	(19,939)	3,100

Net cash used in investing activities	(852,250)	(773,265)

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	30,979	318,710
Proceeds from debt with maturities longer than three months	850,895	608,530
Repayment of debt with maturities longer than three months	(741,946)	(779,091)
Net increase (decrease) in deposits due to customers	110,027	(36,722)
Cash dividends paid to ORIX Corporation shareholders	(95,164)	(99,395)
Acquisition of treasury stock	(50,163)	(50,001)
Contribution from noncontrolling interests	11,071	14,253
Purchases of shares of subsidiaries from noncontrolling interests	(4,231)	(1,991)
Net decrease in call money	(12,500)	(7,500)
Other, net	(8,875)	(14,997)

Net cash provided by (used in) financing activities	90,093	(48,204)

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	216	7,530

Net decrease in Cash, Cash Equivalents and Restricted Cash	(2,246)	(48,410)

Cash, Cash Equivalents and Restricted Cash at Beginning of Period	1,135,284	1,079,575

Cash, Cash Equivalents and Restricted Cash at End of Period	¥1,133,038	¥1,031,165

Note:
The following tables provide information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of December 31, 2020 and December 31, 2021, respectively.

	Millions of yen
	December 31, 2020	December 31, 2021
Cash and Cash Equivalents	¥998,058	¥896,039
Restricted Cash	134,980	135,126

Cash, Cash Equivalents and Restricted Cash	¥1,133,038	¥1,031,165

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized
In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States (“U.S. GAAP”), except for the accounting for stock splits.
These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2021 consolidated financial statements on Form
20-F.
Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form
20-F)
including the consolidated financial statements with the Securities and Exchange Commission.
Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:
(a) Initial direct costs
Under U.S. GAAP, initial direct costs of sales-type leases and direct financing leases are mainly being deferred and amortized as a yield adjustment over the life of the related lease using the interest method. Initial direct costs of operating leases are being deferred and amortized on a straight-line basis over the life of the related lease. Initial direct costs of loans are mainly being deferred and amortized over the term of the related loans using the interest method.
Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.
(b) Allowance for credit losses
Under U.S. GAAP, the allowance for credit losses to financial assets not individually evaluated is accounted for estimating all credit losses expected to occur in future over the remaining life. And for the credit losses over the remaining life resulting from off-balance
sheet credit exposures, the allowance is recognized.
Under Japanese GAAP, the allowance for loan losses to financial receivables, etc. not individually evaluated is accounted for based on the prior charge-off
experience to the outstanding balance of financial receivables at the reporting date.
(c) Operating leases
Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.
Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.
(d) Accounting for life insurance operations
Under U.S. GAAP, certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.
Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.
In addition, under U.S. GAAP, policy liabilities for future policy benefits are established using the net level premium method based on actuarial estimates of the amount of future policyholder benefits. Under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(e) Accounting for goodwill and other intangible assets in business combinations
Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but assessed for impairment at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.
Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.
(f) Accounting for pension plans
Under U.S. GAAP, the net actuarial gain (loss) is amortized using the corridor approach.
Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.
(g) Partial sale of the parent’s ownership interest in subsidiaries
Under U.S. GAAP, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.
Under Japanese GAAP, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.
(h) Consolidated statements of cash flows
Classification in the statements of cash flows under U.S. GAAP differs from that under Japanese GAAP. As significant differences, purchase of lease equipment, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.
Under U.S. GAAP, in addition, restricted cash is required to be added to the balance of cash and cash equivalents.
(i) Transfer of financial assets
Under U.S. GAAP, an entity is required to perform analysis to determine whether or not to consolidate trusts or special purpose companies, collectively called special purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. If it is determined from the analysis that the enterprise transferred financial assets in a securitization transaction to a SPE that needs to be consolidated, the transaction is not accounted for as a sale.
In addition, if the transferor transfers a portion of financial assets, the transaction is not accounted for as a sale but accounted for as a secured borrowing unless each interest held by the transferor and transferee meets the definition of a participating interest and the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.
Under Japanese GAAP, a SPE that meets certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.
In addition, if the transferor transfers a portion of financial assets, the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.
(j) Investment in securities
Under U.S. GAAP, unrealized gains and losses from all equity securities are generally recognized in income. In addition, credit losses on available-for-sale
debt securities are recognized in earnings through an allowance, and unrealized gains and losses on available-for-sale
debt securities related to other factors than credit losses are recognized in other comprehensive income (loss), net of applicable income taxes.
Under Japanese GAAP, such unrealized gains and losses from securities other than trading or held-to-maturity
are recognized in other comprehensive income (loss), net of applicable income taxes.

(k) Fair value option
Under U.S. GAAP, an entity is permitted to carry certain eligible financial assets and liabilities at fair value and to recognize changes in that item’s fair value in earnings through the election of the fair value option. The portion of the total change in the fair value of the financial liability that results from a change in the instrument-specific credit risk is to be recognized in other comprehensive income (loss), net of applicable income taxes.
Under Japanese GAAP, there is no accounting standard for fair value option.
(l) Lessee’s lease
Under U.S. GAAP,
right-of-use
(hereinafter, “ROU”) assets and lease liabilities from the lessee’s lease transaction are generally recognized on the balance sheet.
Under Japanese GAAP, operating leases from the lessee’s lease transaction are off-balance
sheet.

2.	Significant Accounting and Reporting Policies
(a) Principles of consolidation
The consolidated financial statements include the accounts of the Company and all of its subsidiaries. VIEs, for which the Company and its subsidiaries are the primary beneficiaries, are also included in the consolidated financial statements.
Investments in affiliates, of which the Company has 20% – 50% ownership or has the ability to exercise significant influence, are accounted for by using the equity method. When the Company holds majority voting interests of an entity but noncontrolling shareholders hold substantive participating rights to make decisions on activities that occur over the ordinary course of the business, the equity method is applied. Investments in affiliates are recorded at cost plus/minus the Company and its subsidiaries’ portion of equity in undistributed earnings. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its fair value.
A certain overseas subsidiary consolidates subsidiaries determined as investment companies under ASC 946 (“Financial Services – Investment Companies”). Investments held by the investment company subsidiaries are carried at fair value with changes in fair value recognized in earnings.
A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.
All significant intercompany accounts and transactions have been eliminated in consolidation.
(b) Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, the determination and periodic reassessment of the unguaranteed residual value for finance leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for credit losses (including the allowance for off-balance
sheet credit exposures), the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and indefinite-lived intangible assets.
In addition, we carefully considered the future outlook regarding the spread of the
COVID-19.
As of December 31, 2021, there were no significant changes in the forecast assumed at the end of the previous fiscal year, and there was no significant impact on our accounting estimates. However, the outlook for future outbreaks of
COVID-19
and the resulting global economic slowdown is uncertain and it may change rapidly. Therefore, our accounting estimates and assumptions may change over time.

(c) Foreign currencies translation
The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date. Monetary assets and liabilities in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates at the end of each fiscal year.
The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in other comprehensive income (loss), net of applicable income taxes, arise from the translation of foreign currency financial statements into Japanese yen.
(d) Revenue recognition
The Company and its subsidiaries recognize revenues from only contracts with customers, such as sales of goods and real estate, and services income, based on the following five steps;
Step 1: Identify the contract(s) with a customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation
In accordance with these steps, revenues are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are recognized net of discount, incentives and estimated sales returns. In case that the Company and its subsidiaries receive payment from customers before satisfying performance obligations, the amounts are recognized as contract liabilities. In transactions that involve third parties, if the Company and its subsidiaries control the goods or services before they are transferred to the customers, revenue is recognized on gross amount as the principal.
Excluding the aforementioned policy, the policies as specifically described hereinafter are applied for each of revenue items.
Finance Revenues
—Finance revenues mainly include revenues from finance leases, installment loans, and financial guarantees.
(1) Revenues from finance leases
Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estates. Net investment in leases includes sales-type leases and direct financing leases which are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases. Interest income on net investment in leases is recognized over the life of each respective lease using the interest method. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. When providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensations for those lessor costs received from lessees are recognized in revenues from finance leases and those costs are recognized in other (income) and expense. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of residual values are determined based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of sales-type leases and direct financing leases are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as a component of net investment in leases.

(2) Revenues from installment loans
Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method. Interest payments received on loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans.
(3) Revenues from financial guarantees
At the inception of a guarantee, fair value for the guarantee is recognized as a liability in the consolidated balance sheets. The Company and its subsidiaries recognize revenue mainly over the term of guarantee by a systematic and rational amortization method as the Company and the subsidiaries are released from the risk of the obligation.
(4)
Non-accrual
policy
In common with all classes, for net investment in leases and installment loans, past-due
financing receivables are receivables for which principal or interest is past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financing receivables if the principals and interests are not past-due
30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. However, delinquencies during the relevant period of past-due
financing receivables are out of the scope of the suspension of revenue recognition unless their collections are doubtful when the government issues a request for grace of repayment within a maximum of 6 months due to reasons that cannot be attributed to the obligor, such as a disaster, or when similar requests are made by public bodies. Accrued but uncollected interest is reclassified to net investment in leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for credit losses process. Cash repayments received on non-accrual
loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual
loans and net investment in leases to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtors’ creditworthiness, such as the debtors’ business characteristics and financial conditions as well as relevant economic conditions and trends.
Gains on investment securities and dividends
—
Gains on investment securities are recorded on a trade date basis. Dividends are recorded when right to receive dividends is established.
Operating leases
—
Revenues from operating leases are recognized on a straight-line basis over the contract terms. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. In principle, any conditions changed from original lease agreement should be accounted for as a lease modification. However, if lessees applied for
COVID-19
related rent concessions and changes of lease payments do not result in a substantial increase to the rights of the lessor or the obligations of the lessee, the concessions are eligible to be applied for the practical expedient. The Company and its subsidiaries applied the practical expedient when accounting for eligible rent concessions mentioned above. Taking lessees’ future business performance into consideration, the Company and its subsidiaries applied the practical expedient by the following 3 approaches: recognize revenue under the original lease contract, recognize revenue under the conditions changed by rent concessions or only recognize revenue when receiving the lease payments.

In providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensations for those lessor costs received from lessees are recognized in operating lease revenues and those costs are recognized in costs of operating leases. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥741,022 million and ¥790,057 million as of March 31, 2021 and December 31, 2021, respectively. In addition, operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.
Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of operating leases are being deferred and amortized as a straight-line basis over the life of the related lease. The unamortized balance of initial direct costs is reflected as investment in operating leases.
(e) Insurance and reinsurance transactions
Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.
Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities and policy account balances for future policy benefits are measured using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. For policies other than individual annuity insurance contracts, computation of policy liabilities necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. A certain subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.
The insurance contracts sold by the subsidiary include variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investment in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.
The subsidiary provides minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. Certain subsidiaries have elected the fair value option for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which are included in other assets in the consolidated balance sheets.
Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of the subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.
Certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of agent commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

(f) Allowance for credit losses
The allowance for credit losses estimates all credit losses expected to occur in future over the remaining life of net investment in leases, financial assets measured at amortized cost, such as installment loans, held-to-maturity
debt securities and other receivables, and is recognized adequately based on the management judgement. Expected prepayments are reflected in the remaining life. The allowance for credit losses is increased by provision charged to income and is decreased by charge-offs, net of recoveries mainly.
Developing the allowance for credit losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, prior charge-off
experience, current delinquencies and delinquency trends, value of underlying collateral and guarantees, current economic conditions and trends and expected outlook in future.
The Company and its subsidiaries estimate the allowance for credit losses by using various methods according to these estimates and judgments. When certain financial assets have similar risk characteristics to other financial assets, these financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually. The Company and its subsidiaries select the most appropriate calculation method based on available information, such as the nature and related risk characteristics on financial assets, the prior charge-off
experience and future forecast scenario with correlated economic indicators.
The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral, etc.
In addition, if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current conditions, and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is accounted for in other liabilities on the consolidated balance sheets.
(g) Impairment of long-lived assets
The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being depreciated or amortized, consisting primarily of office buildings, condominiums, aircraft, ships, mega solar facilities and other properties under facility operations, whenever events or changes in circumstances indicated that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.
(h) Investment in securities
Equity securities are generally reported at fair value with unrealized gains and losses included in income. Equity securities without readily determinable fair values are recorded at fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes under the election of the measurement alternative, except for investments which are valued at net asset value per share.
Equity securities elected to apply the measurement alternative are written down to its fair value with losses included in income if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.
In addition, investments included in equity securities that are accounted for under the equity method are recorded at fair value with unrealized gains and losses included in income if certain subsidiaries elect the fair value option.

Trading debt securities are reported at fair value with unrealized gains and losses included in income.
Available-for-sale
debt securities are reported at fair value, and unrealized gains or losses are recorded in other comprehensive income (loss), net of applicable income taxes, except for investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.
For
available-for-sale
debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earnings through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance for credit losses, the Company and its subsidiaries consider that credit losses exist when the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written off and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.
Held-to-maturity
debt securities are recorded at amortized cost.
Held-to-maturity
debt securities are in the scope of ASC 326 (“Financial Instruments—Credit Losses”) (hereinafter, “Credit Losses Standard”), see Note 2 “Significant Accounting and Reporting Policies (f) Allowance for credit losses.”
(i) Income taxes
The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date
income before income taxes. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes for the full fiscal year.
At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance on a specific identification basis when the individual items are completely sold or terminated. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.
The effective income tax rates for the nine months ended December 31, 2020 and 2021 were approximately 30.7% and 31.9%, respectively. These rates are approximately 33.9% and 34.3% for the three months ended December 31, 2020 and 2021, respectively. For the nine and three months ended December 31, 2020 and 2021, the Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.5%. The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, non-taxable
income for tax purposes, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries and the effect of investor taxes on earnings of subsidiaries.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as either a reduction of a deferred tax asset or a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.
The Company and certain subsidiaries have elected to file a consolidated tax return in Japan for National Corporation tax purposes.
(j) Securitized assets
The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to SPEs that issue asset-backed beneficial interests and securities to the investors.
SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs, and the transfers of the financial assets to those consolidated SPEs are not accounted for as sales. Assets held by consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.
The Company and certain subsidiaries originate and sell loans into the secondary market, while retaining the obligation to service those loans. In addition, a certain subsidiary undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.
(k) Derivative financial instruments
The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If derivatives are qualified for hedge accounting, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss), net of applicable income taxes.
If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.
If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss), net of applicable income taxes, until earnings are affected by the variability in cash flows of the designated hedged item.
If a derivative is held as a hedge of a net investment in a foreign operation, changes in the fair value of the derivative are recorded in the foreign currency translation adjustments account within other comprehensive income (loss), net of applicable income taxes.

The Company and its subsidiaries select either the amortization approach or the fair value approach, depending on the type of hedging activity, for the initial value of the component excluded from the assessment of effectiveness, and recognize it through the consolidated statements of income. When the amortization approach is adopted, the change in fair value is recognized in earnings using a systematic and rational method over the life of the hedging instrument and then any difference between the change in fair value and the amount recognized in earnings is recognized in other comprehensive income (loss), net of applicable income taxes. When the fair value approach is adopted, the change in the fair value is immediately recognized through the consolidated statements of income.
For all hedging relationships that are designated and qualified for hedge accounting, at the inception of the hedge, the Company and its subsidiaries formally document the details of the hedging relationship and the hedging activity. The Company and its subsidiaries formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.
(l) Pension plans
The Company and certain subsidiaries have contributory and
non-contributory
pension plans covering substantially all of their employees. Among the plans, the costs of defined benefit pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.
The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.
(m) Stock-based compensation
In principle, the Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value on the grant date. The costs are recognized over the requisite service period.
(n) Stock splits
Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in
capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.
As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code became unnecessary.
In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in
capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in
capital is increased by the excess of the market value over par value of the shares issued.
Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in
capital as of December 31, 2021 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. Stock splits on May 19, 2000 were excluded from the above amounts because the stock splits were not considered to be stock dividends under U.S. GAAP.
(o) Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.
(p) Restricted cash
Restricted cash consists of trust accounts under securitization programs and real estate, deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse
loans, deposits held on behalf of third parties in the aircraft-related business and others.

(q) Installment loans
Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.
Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2021 and December 31, 2021 were ¥72,658 million and ¥178,493 million, respectively. There were ¥63,272 million and ¥156,950 million of loans held for sale as of March 31, 2021 and December 31, 2021, respectively, measured at fair value by electing the fair value option.
(r) Property under facility operations
Property under facility operations consist primarily of operating facilities (including hotels and training facilities) and environmental assets (including mega solar facilities and thermal power stations), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥132,184 million and ¥155,622 million as of March 31, 2021 and December 31, 2021, respectively.
(s) Trade notes, accounts and other receivable
Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, inventories and other assets, and receivables relating to debt securities sold.
(t) Inventories
Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2021 and December 31, 2021, residential condominiums under development were ¥57,502 million and ¥68,955 million, respectively, and completed residential condominiums and merchandise for sale were ¥84,654 million and ¥69,067 million, respectively.
The Company and its subsidiaries recorded ¥164 million and ¥10,194 million of write-downs principally on completed residential condominiums and merchandise for sale for the nine months ended December 31, 2020 and 2021, respectively, primarily resulting from a decrease in expected sales price. The amounts of such write-downs for the three months ended December 31, 2020 and 2021 were ¥39 million and ¥280 million, respectively. These write-downs were recorded in costs of goods and real estate sold and included in Real Estate segment, PE Investment and Concession segment, Environment and Energy segment, and ORIX USA segment.
(u) Office facilities
Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥68,524 million and ¥72,086 million as of March 31, 2021 and December 31, 2021, respectively.
(v)
Right-of-use
assets
The Company and its subsidiaries record the ROU assets recognized from the lessee’s lease transaction as investment in operating leases, property under facility operations and office facilities. Lease liabilities are included in other liabilities.
ROU assets are consisted of the amount of the initial measurement of the lease liability and any lease payments made to the lessor at or before the commencement date and stated at cost less accumulated amortization. The initial measurement of the lease liability is at the present value of the lease payments not yet paid, discounted using the lessee’s incremental borrowing rate at lease commencement. ROU assets of finance leases are amortized mainly on a straight-line basis over the lease term. ROU assets of operating leases are amortized over the lease term by the fixed term operating cost minus the interest cost. Amortization of ROU assets of finance leases and operating leases expenses are included in costs of operating leases, services expense and selling, general and administrative expenses.

(w) Other assets
Other assets consist primarily of goodwill and other intangible assets in acquisitions, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to construction of real estate under operating leases and property under facility operations, prepaid benefit cost, prepaid expenses for property tax, maintenance fees and insurance premiums in relation to lease contracts, servicing assets, derivative assets, contract assets related to real estate contract works and deferred tax assets.
(x) Business combinations
The Company and its subsidiaries account for all business combinations using the acquisition method. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.
(y) Goodwill and other intangible assets
The Company and its subsidiaries perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment whenever such events or changes occur.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the quantitative goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the quantitative impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the quantitative goodwill impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries proceed to perform the quantitative goodwill impairment test. The quantitative goodwill impairment test calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, an impairment loss is recognized in an amount equal to the difference. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative impairment test for other indefinite-lived intangible assets. For those indefinite-lived intangible assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
Intangible assets with finite lives are amortized over their useful lives and tested for impairment. The Company and its subsidiaries perform a recoverability test for the intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. The intangible assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.
The amount of goodwill was ¥495,276 million and ¥566,156 million as of March 31, 2021 and December 31, 2021, respectively.
The amount of other intangible assets was ¥425,548 million and ¥420,434 million as of March 31, 2021 and December 31, 2021, respectively.

(z) Trade notes, accounts and other payable
Trade notes, accounts and other payable include primarily accounts payable in relation to purchase of assets to be leased, merchandise for sale and other assets, accounts payable in relation to construction work of residential condominiums and deposits received mainly for withholding income tax.
(aa) Other Liabilities
Other liabilities include primarily lease liabilities recognized from the lessee’s lease transaction, accrued expenses related to interest and bonus, accrued benefit liability, advances received from lessees in relation to lease contracts, deposits received from real estate transaction, contract liabilities mainly related to automobile maintenance services and software services, derivative liabilities and allowance for credit losses on off-balance
sheet credit exposures.
(ab) Capitalization of interest costs
The Company and its subsidiaries capitalize interest costs primarily related to assets under construction such as specific environmental assets, long-term real estate development and ship projects.
(ac) Advertising
The costs of advertising are expensed as incurred.
(ad) Earnings per share
Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period. Diluted earnings per share is calculated by reflecting the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.
(ae) Additional acquisition and partial sale of the parent’s ownership interest in subsidiaries
Additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.
(af) Redeemable noncontrolling interests
Noncontrolling interests in a certain subsidiary are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value.
(ag) Issuance of stock by an affiliate
When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize the gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(ah) New accounting pronouncements
In August 2018, Accounting Standards Update
2018-12
(“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and the original effective date was deferred by two years by related amendments which were issued thereafter. These updates change the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, these updates are applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt these updates on April 1, 2023. The Company and its subsidiaries are currently evaluating the effect that the adoption of these updates will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by these updates.
In December 2019, Accounting Standards Update
2019-12
(“Simplifying the Accounting for Income Taxes”—ASC 740 (“Income Taxes”)) was issued. This update removes the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment, the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary, and other exceptions. This update also simplifies certain other elements of the accounting for income taxes. The income tax simplifications related to changes in ownership of foreign equity method investments and foreign subsidiaries shall be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The other amendments in this update shall be applied on a retrospective basis to all periods presented, or on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption, or on a prospective basis. The Company and its subsidiaries adopted this update on April 1, 2021. The effects of adopting this update on the Company and its subsidiaries’ financial position at the adoption date were a decrease of ¥215 million in current and deferred income taxes and an increase of ¥215 million in retained earnings in the consolidated balance sheets. There is no material effect on the Company and its subsidiaries’ results of operation and financial position as of and for the nine and three months ended December 31, 2021 by adopting this update, as compared to the guidance that was in effect before the change.
In January 2020, Accounting Standards Update
2020-01
(“Clarifying the Interactions between Equity Securities, Equity Method and Joint Ventures, and Derivatives and Hedging”—ASC 321 (“Investments—Equity Securities”), ASC 323 (“Investments—Equity Method and Joint Ventures), and ASC 815 (“Derivatives and Hedging)) was issued. This update clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with ASC 321 (“Investments—Equity Securities”) immediately before applying or upon discontinuing the equity method. This update also clarifies the scope of considerations for forward contracts and purchased options on certain securities that do not meet the definition of a derivative. The Company and its subsidiaries adopted this update on April 1, 2021. The adoption of this update had no material effect on the Company and its subsidiaries’ results of operations or financial position.
In March 2020, Accounting Standards Update
2020-04
(“Facilitation of the Effects of Reference Rate Reform on Financial Reporting”—ASC 848 (“Reference Rate Reform”)) was issued, and related amendments were issued thereafter. These updates provide companies with optional expedients and exceptions to contract, hedging relationships and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. These updates are effective as of March 12, 2020 through December 31, 2022. The Company and its subsidiaries adopted certain optional expedients to relevant contract modifications and hedge accounting relationships from the three months ended December 31, 2021, mainly in order to ease the administrative burden of accounting for contract modifications that replace a reference rate impacted by reference rate reform. The adoption of these updates had no material impact on the Company and its subsidiaries’ results of operations or financial position. Also, we do not expect a material impact in future reporting periods.

In July 2021, Accounting Standards Update
2021-05
(“Lessors—Certain Leases with Variable Lease Payments”—ASC 842 (“Leases”)) was issued as the amendments to ASC 842 (“Leases”). This update requires that lessors classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a selling loss at lease commencement. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 and early adoption is permitted. Entities that have adopted ASC 842 (“Leases”) before the issuance date of this Update have the option to apply the amendments either retrospectively to leases that commenced or were modified on or after the adoption of Update
2016-02
(ASC 842 (“Leases”)) or prospectively to leases that commence or are modified on or after the date that an entity first applies the amendments. The Company and its subsidiaries will adopt this update on April 1, 2022. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.
In October 2021, Accounting Standard Update
2021-08
(“Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”—ASC 805 (“Business Combinations”)) was issued. This update requires us to apply ASC 606 (“Revenue from Contracts with Customers”) to recognize and measure contract assets and contract liabilities acquired in a business combination. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 and early adoption is permitted. This update is applied prospectively to business combinations occurring on or after the date that an entity first applies the amendments. The Company and its subsidiaries will adopt this update on April 1, 2023. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.
In November 2021, Accounting Standard Update
2021-10
(“Disclosures by Business Entities about Government Assistance”—ASC 832 (“Government Assistance”)) was issued. This update requires annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The annual disclosure shall include; (1) information about the nature of the transactions and the related accounting policy used to account for the transactions, (2) the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item, and (3) significant terms and conditions of the transactions, including commitments and contingencies. This update is effective for fiscal years beginning after December 15, 2021, and early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2022. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.

3.	Fair Value Measurements
The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.
The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading debt securities, available-for-sale
debt securities, certain equity securities, derivatives, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2021 and December 31, 2021:
March 31, 2021

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥63,272	¥0	¥63,272	¥0
Trading debt securities	2,654	0	2,654	0
Available-for-sale debt securities:	2,003,917	6,012	1,864,448	133,457
Japanese and foreign government bond securities*2	821,158	3,105	818,053	0
Japanese prefectural and foreign municipal bond securities	276,276	0	273,515	2,761
Corporate debt securities*3	742,251	2,907	738,323	1,021
CMBS and RMBS in the Americas	34,457	0	34,457	0
Other asset-backed securities and debt securities	129,775	0	100	129,675
Equity securities*4*5	396,465	82,039	223,016	91,410
Derivative assets:	22,696	352	8,521	13,823
Interest rate swap agreements	1,867	0	1,867	0
Options held/written and other	19,504	0	5,681	13,823
Futures, foreign exchange contracts	1,179	352	827	0
Foreign currency swap agreements	146	0	146	0
Netting*6	(1,944)	0	0	0
Net derivative assets	20,752	0	0	0
Other assets:	6,297	0	0	6,297
Reinsurance recoverables*7	6,297	0	0	6,297

Total	¥2,495,301	¥88,403	¥2,161,911	¥244,987

Liabilities:
Derivative liabilities:	¥71,034	¥475	¥70,526	¥33
Interest rate swap agreements	23,818	0	23,818	0
Options held/written and other	17,009	0	16,976	33
Futures, foreign exchange contracts	25,739	475	25,264	0
Foreign currency swap agreements	4,459	0	4,459	0
Credit derivatives held	9	0	9	0
Netting*6	(1,944)	0	0	0
Net derivative Liabilities	69,090	0	0	0
Policy Liabilities and Policy Account Balances:	266,422	0	0	266,422
Variable annuity and variable life insurance contracts*8	266,422	0	0	266,422

Total	¥337,456	¥475	¥70,526	¥266,455

December 31, 2021

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥156,950	¥0	¥156,950	¥0
Trading debt securities	2,269	0	2,269	0
Available-for-sale debt securities:	2,173,851	1,032	2,034,634	138,185
Japanese and foreign government bond securities*2	845,032	1,032	844,000	0
Japanese prefectural and foreign municipal bond securities	314,856	0	311,987	2,869
Corporate debt securities*3	847,325	0	846,586	739
CMBS and RMBS in the Americas	31,450	0	31,450	0
Other asset-backed securities and debt securities	135,188	0	611	134,577
Equity securities*4*5	392,196	114,203	175,790	102,203
Derivative assets:	32,901	46	15,954	16,901
Interest rate swap agreements	3,252	0	3,252	0
Options held/written and other	19,078	0	2,177	16,901
Futures, foreign exchange contracts	10,004	46	9,958	0
Foreign currency swap agreements	567	0	567	0
Netting*6	(10,462)	0	0	0
Net derivative assets	22,439	0	0	0
Other assets:	5,269	0	0	5,269
Reinsurance recoverables*7	5,269	0	0	5,269

Total	¥2,763,436	¥115,281	¥2,385,597	¥262,558

Liabilities:
Derivative liabilities:	¥54,812	¥851	¥53,925	¥36
Interest rate swap agreements	16,673	0	16,673	0
Options held/written and other	15,321	0	15,285	36
Futures, foreign exchange contracts	20,321	851	19,470	0
Foreign currency swap agreements	2,497	0	2,497	0
Netting*6	(10,462)	0	0	0
Net derivative Liabilities	44,350	0	0	0
Policy Liabilities and Policy Account Balances:	216,208	0	0	216,208
Variable annuity and variable life insurance contracts*8	216,208	0	0	216,208

Total	¥271,020	¥851	¥53,925	¥216,244

*1
A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) and institutional investors. Included in “Other (income) and expense” in the consolidated statements of income were a loss of ¥1,585 million and a gain of ¥138 million from the change in the fair value of the loans for the nine months ended December 31, 2020 and 2021, respectively. Included in “Other (income) and expense” in the consolidated statements of income were losses of ¥1,124 million and ¥931 million from the change in the fair value of the loans for the three months ended December 31, 2020 and 2021, respectively. No gains or losses were recognized in earnings during the nine months ended December 31, 2020 and 2021 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2021, were ¥60,556 million and ¥63,272 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥2,716 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of December 31, 2021, were ¥153,951 million and ¥156,950 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥2,999 million. As of March 31, 2021 and December 31, 2021, there were no loans that are 90 days or more past due or, in non-accrual
status.

*2
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥22 million and ¥51 million from the change in the fair value of those investments for the nine months ended December 31, 2020 and 2021, respectively. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥8 million from the change in the fair value of those investments for the three months ended December 31, 2020. There were no “Gains on investment securities and dividends” recorded in the consolidated statements of income from the change in the fair value of those investments for the three months ended December 31, 2021. The amount of aggregate fair value elected the fair value option was ¥1,537 million as of March 31, 2021. There were no such investments elected the fair value option as of December 31, 2021.

*3
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥1,165 million and ¥55 million from the change in the fair value of those investments for the nine months ended December 31, 2020 and 2021, respectively. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥18 million and ¥31 million from the change in the fair value of those investments for the three months ended December 31, 2020 and 2021, respectively. The amounts of aggregate fair value elected the fair value option were ¥2,907 million and ¥7,675 million as of March 31, 2021 and December 31, 2021, respectively.

*4
Certain subsidiaries elected the fair value option for certain investments in investment funds, and others included in equity securities. Included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” in the consolidated statements of income were gains of ¥2,943 million and ¥786 million from the change in the fair value of those investments for the nine months ended December 31, 2020 and 2021, respectively. Included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” in the consolidated statements of income were gains of ¥329 million and ¥201 million from the change in the fair value of those investments for the three months ended December 31, 2020 and 2021, respectively. The amounts of aggregate fair value elected the fair value option were ¥4,940 million and ¥9,739 million as of March 31, 2021 and December 31, 2021, respectively.

*5
The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥13,737 million and ¥18,885 million as of March 31, 2021 and December 31, 2021, respectively.

*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7
Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥6,297 million and ¥5,269 million as of March 31, 2021 and December 31, 2021, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings during the nine and three months ended December 31, 2020 and 2021, see Note 17 “Life Insurance Operations.”

*8
Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥266,422 million and ¥216,208 million as of March 31, 2021 and December 31, 2021, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the nine and three months ended December 31, 2020 and 2021, see Note 17 “Life Insurance Operations.”

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine months ended December 31, 2020 and 2021:
Nine months ended December 31, 2020

	Millions of yen
	Balance at April 1, 2020	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2020	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2020 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at December 31, 2020 *2
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥88,353	¥(2,063)	¥10,102	¥8,039	¥23,936	¥(4,874)	¥(4,072)	¥(2,000)	¥109,382	¥(48)	¥9,887
Japanese prefectural and foreign municipal bond securities	2,832	0	(139)	(139)	0	0	0	0	2,693	0	(139)
Corporate debt securities	3,994	0	2	2	0	0	(734)	(2,000)	1,262	0	1
Other asset-backed securities and debt securities	81,527	(2,063)	10,239	8,176	23,936	(4,874)	(3,338)	0	105,427	(48)	10,025
Equity securities	83,901	5,308	(3,805)	1,503	871	(4,709)	(5,281)	(325)	75,960	5,095	(3,801)
Investment funds	83,901	5,308	(3,805)	1,503	871	(4,709)	(5,281)	(325)	75,960	5,095	(3,801)
Derivative assets and liabilities (net)	19,230	(3,492)	(950)	(4,442)	30	0	0	0	14,818	(3,492)	(950)
Options held/written and other	19,230	(3,492)	(950)	(4,442)	30	0	0	0	14,818	(3,492)	(950)
Other asset	18,206	(12,759)	0	(12,759)	2,064	0	(218)	0	7,293	(12,759)	0
Reinsurance recoverables *5	18,206	(12,759)	0	(12,759)	2,064	0	(218)	0	7,293	(12,759)	0
Policy Liabilities and Policy Account Balances	300,739	(34,141)	(892)	(35,033)	0	0	(45,499)	0	290,273	(34,141)	(892)
Variable annuity and variable life insurance contracts *6	300,739	(34,141)	(892)	(35,033)	0	0	(45,499)	0	290,273	(34,141)	(892)

Nine months ended December 31, 2021

	Millions of yen

	Balance at April 1, 2021	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2021	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2021 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at December 31, 2021 *2
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥133,457	¥5,248	¥3,654	¥8,902	¥51,327	¥(7,485)	¥(48,016)	¥0	¥138,185	¥711	¥3,777
Japanese prefectural and foreign municipal bond securities	2,761	0	108	108	0	0	0	0	2,869	0	108
Corporate debt securities	1,021	0	(0)	(0)	0	0	(282)	0	739	0	(0)
Other asset-backed securities and debt securities	129,675	5,248	3,546	8,794	51,327	(7,485)	(47,734)	0	134,577	711	3,669
Equity securities	91,410	12,322	3,674	15,996	22,891	(26,795)	(689)	(610)	102,203	1,012	3,638
Investment funds, and others	91,410	12,322	3,674	15,996	22,891	(26,795)	(689)	(610)	102,203	1,012	3,638
Derivative assets and liabilities (net)	13,790	2,445	630	3,075	0	0	0	0	16,865	2,445	630
Options held/written and other	13,790	2,445	630	3,075	0	0	0	0	16,865	2,445	630
Other asset	6,297	(1,868)	0	(1,868)	1,464	0	(624)	0	5,269	(1,868)	0
Reinsurance recoverables *5	6,297	(1,868)	0	(1,868)	1,464	0	(624)	0	5,269	(1,868)	0
Policy Liabilities and Policy Account Balances	266,422	(7,872)	(75)	(7,947)	0	0	(58,161)	0	216,208	(7,872)	(75)
Variable annuity and variable life insurance contracts *6	266,422	(7,872)	(75)	(7,947)	0	0	(58,161)	0	216,208	(7,872)	(75)

*1
Principally, gains and losses from
available-for-sale
debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” and derivative assets and liabilities (net) are included in “Other (income) and expense” respectively. Additionally, for available-for-sale
debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2
Unrealized gains and losses from
available-for-sale
debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4
Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5
“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6
“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

In the nine months ended December 31, 2020, corporate debt securities totaling ¥2,000 million and investment funds totaling ¥325 million were transferred from Level 3 to Level 2, since the inputs became observable. In the nine months ended December 31, 2021, investment funds, and others totaling ¥610 million were transferred from Level 3 to Level 1, since the inputs became observable.

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended December 31, 2020 and 2021:
Three months ended December 31, 2020

	Millions of yen
	Balance at September 30, 2020	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2020	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2020 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at December 31, 2020 *2
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥101,292	¥(680)	¥1,264	¥584	¥10,305	¥(875)	¥(1,924)	¥0	¥109,382	¥(107)	¥1,191
Japanese prefectural and foreign municipal bond securities	2,753	0	(60)	(60)	0	0	0	0	2,693	0	(60)
Corporate debt securities	1,501	0	0	0	0	0	(239)	0	1,262	0	(1)
Other asset-backed securities and debt securities	97,038	(680)	1,324	644	10,305	(875)	(1,685)	0	105,427	(107)	1,252
Equity securities	76,664	3,464	(1,562)	1,902	2	(1,337)	(1,271)	0	75,960	3,319	(1,562)
Investment funds	76,664	3,464	(1,562)	1,902	2	(1,337)	(1,271)	0	75,960	3,319	(1,562)
Derivative assets and liabilities (net)	20,492	(5,283)	(391)	(5,674)	0	0	0	0	14,818	(5,283)	(391)
Options held/written and other	20,492	(5,283)	(391)	(5,674)	0	0	0	0	14,818	(5,283)	(391)
Other asset	9,062	(2,400)	0	(2,400)	691	0	(60)	0	7,293	(2,400)	0
Reinsurance recoverables *5	9,062	(2,400)	0	(2,400)	691	0	(60)	0	7,293	(2,400)	0
Policy Liabilities and Policy Account Balances	296,810	(16,700)	(151)	(16,851)	0	0	(23,388)	0	290,273	(16,700)	(151)
Variable annuity and variable life insurance contracts *6	296,810	(16,700)	(151)	(16,851)	0	0	(23,388)	0	290,273	(16,700)	(151)

Three months ended December 31, 2021

	Millions of yen
	Balance at September 30, 2021	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2021	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2021 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at December 31, 2021 *2
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥137,236	¥967	¥1,827	¥2,794	¥29,057	¥0	¥(30,902)	¥0	¥138,185	¥390	¥1,873
Japanese prefectural and foreign municipal bond securities	2,791	0	78	78	0	0	0	0	2,869	0	78
Corporate debt securities	809	0	0	0	0	0	(70)	0	739	0	(0)
Other asset-backed securities and debt securities	133,636	967	1,749	2,716	29,057	0	(30,832)	0	134,577	390	1,795
Equity securities	92,008	(413)	2,656	2,243	9,200	(420)	(218)	(610)	102,203	(516)	2,630
Investment funds, and others	92,008	(413)	2,656	2,243	9,200	(420)	(218)	(610)	102,203	(516)	2,630
Derivative assets and liabilities (net)	15,605	827	433	1,260	0	0	0	0	16,865	827	433
Options held/written and other	15,605	827	433	1,260	0	0	0	0	16,865	827	433
Other asset	5,564	(591)	0	(591)	414	0	(118)	0	5,269	(591)	0
Reinsurance recoverables *5	5,564	(591)	0	(591)	414	0	(118)	0	5,269	(591)	0
Policy Liabilities and Policy Account Balances	226,221	(1,141)	9	(1,132)	0	0	(11,145)	0	216,208	(1,141)	9
Variable annuity and variable life insurance contracts *6	226,221	(1,141)	9	(1,132)	0	0	(11,145)	0	216,208	(1,141)	9

*1
Principally, gains and losses from
available-for-sale
debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” and derivative assets and liabilities (net) are included in “Other (income) and expense” respectively. Additionally, for available-for-sale
debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2
Unrealized gains and losses from
available-for-sale
debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4
Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5
“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6
“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

In the three months ended December 31, 2020, there were no transfers in or out of Level 3. In the three months ended December 31, 2021, investment funds, and others totaling ¥610 million were transferred from Level 3 to Level 1, since the inputs became observable.

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during year ended March 31, 2021 and the nine months ended December 31, 2021. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:
Year ended March 31, 2021

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥238	¥0	¥238	¥0
Real estate collateral-dependent loans (net of allowance for credit losses)	10,679	0	0	10,679
Investment in operating leases and property under facility operations	6,740	0	1,806	4,934
Certain equity securities	10,486	0	6,909	3,577
Certain investments in affiliates	11,413	8,799	0	2,614
Certain goodwill	775	0	0	775

	¥40,331	¥8,799	¥8,953	¥22,579

Nine months ended December 31, 2021

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥4,019	¥0	¥0	¥4,019
Investment in operating leases, property under facility operations, office facilities and other assets	24,749	0	213	24,536
Certain equity securities	4,866	0	4,866	0
Certain investments in affiliates	2,754	0	0	2,754

	¥36,388	¥0	¥5,079	¥31,309

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.
Loans held for sale
Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale.
The loans held for sale in the Americas are classified as Level 2, if the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread. The loans held for sale in the Americas are classified as Level 3, if the Company and its subsidiaries measure their fair value based on discounted cash flow methodologies using inputs that are unobservable in the market.

Real estate collateral-dependent loans
The allowance for credit losses for large balance
non-homogeneous
loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for loans with deterioration in credit quality determined using a present value technique is not considered a fair value measurement. However, measurement for loans with deterioration in credit quality determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.
The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.
Investment in operating leases, property under facility operations, office facilities and other assets, and land and buildings undeveloped or under construction
Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases, property under facility operations, office facilities and other assets, and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified these assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction.
Movable properties owned by a certain subsidiary are classified as Level 2, because fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets.
Trading debt securities and
available-for-sale
debt securities
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models such as discounted cash flow methodologies and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant benchmark indices.
The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 3 if the Company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask
spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal
market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities, the Company and its subsidiaries classified these securities that were measured at fair value based on the observable inputs such as trading price and/or bit price as Level 2. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security, discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities.

Equity securities and investment in affiliates
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. In addition, a certain Americas subsidiary measures its investments held by the investment companies which are owned by the subsidiary at fair value. These investment funds, certain equity securities and certain investments in affiliates are classified as Level 3, because fair value measurement is based on the combination of discounted cash flow methodologies and market multiple valuation methods, or broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. Furthermore, certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market, or broker quotes.
Derivatives
For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange
traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.
Reinsurance recoverables
Certain subsidiaries have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.
Variable annuity and variable life insurance contracts
A certain subsidiary has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.
Goodwill
The Company and its subsidiaries mainly use discounted cash flow methodologies and business enterprise value multiples methodologies to measure the fair value of goodwill. The fair value of goodwill is classified as Level 3 because unobservable inputs are used in the methodologies.

Information about Level 3 Fair Value Measurements
The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2021 and December 31, 2021.

	March 31, 2021
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥2,761	Appraisals/Broker quotes	—	—
Corporate debt securities	1,021	Discounted cash flows	Discount rate	0.3% – 1.8% (0.7%)
Other asset-backed securities and debt securities	25,891	Discounted cash flows	Discount rate	1.0% – 51.2% (11.1%)
			Probability of default	1.9% (1.9%)
	103,784	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	78,134	Discounted cash flows	WACC	13.1% – 18.7% (16.8%)
			EV/Terminal EBITDA multiple	7.3x-10.5x (8.6x)
		Market multiples	EV/Last twelve months EBITDA multiple	6.8x-9.5x (7.8x)
			EV/Forward EBITDA multiple	7.6x-11.6x (9.0x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.7x-10.9x (9.1x)
	13,276	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	13,762	Discounted cash flows	Discount rate	12.0% – 33.0% (14.3%)
	61	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	6,297	Discounted cash flows	Discount rate	0.0% – 0.4% (0.1%)
			Mortality rate	0.0% – 100.0% (1.6%)
			Lapse rate	1.5% – 14.0% (6.7%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (100.0%)

Total	¥244,987

Liabilities:
Derivative liabilities:
Options held/written and other	¥33	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	266,422	Discounted cash flows	Discount rate	0.0% – 0.4% (0.1%)
			Mortality rate	0.0% – 100.0% (1.6%)
			Lapse rate	1.5% – 30.0% (6.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (76.7%)

Total	¥266,455

	December 31, 2021
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥2,869	Appraisals/Broker quotes	—	—
Corporate debt securities	739	Discounted cash flows	Discount rate	0.3% – 0.7% (0.5%)
Other asset-backed securities and debt securities	26,429	Discounted cash flows	Discount rate	0.1% – 51.2% (10.7%)
			Probability of default	1.9% (1.9%)
	108,148	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds, and others	78,474	Discounted cash flows	WACC	11.9% – 18.6% (16.0%)
			EV/Terminal EBITDA multiple	8.3x – 10.5x (8.4x)
		Market multiples	EV/Last twelve months EBITDA multiple	6.2x – 9.9x (8.6x)
			EV/Forward EBITDA multiple	8.0x – 10.4x (8.2x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.6x – 11.8x
				(9.0x)
	23,729	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	16,837	Discounted cash flows	Discount rate	12.0% – 33.0% (14.3%)
	64	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	5,269	Discounted cash flows	Discount rate	(0.1)% – 0.4% (0.1%)
			Mortality rate	0.0% – 100.0% (2.1%)
			Lapse rate	1.5% – 14.0% (5.8%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (100.0%)

Total	¥262,558

Liabilities:
Derivative liabilities:
Options held/written and other	¥36	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	216,208	Discounted cash flows	Discount rate	(0.1)% – 0.4% (0.1%)
			Mortality rate	0.0% – 100.0% (1.8%)
			Lapse rate	1.5% – 30.0% (6.4%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (72.5%)

Total	¥216,244

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during year ended March 31, 2021 and the nine months ended December 31, 2021.

	Year ended March 31, 2021
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,953	Direct capitalization	Capitalization rate	5.1% – 7.0% (5.9%)
	8,726	Appraisals	—	—
Investment in operating leases and property under facility operations	4,934	Appraisals	—	—
Certain equity securities	3,577	Appraisals	—	—
Certain investments in affiliates	2,614	Appraisals	—	—
Certain goodwill	775	Market multiples	EV/Precedent transaction last twelve months EBITDA multiple	5.5x (5.5x)

	¥22,579

	Nine months ended December 31, 2021
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,458	Direct capitalization	Capitalization rate	5.0% – 6.2% (5.5%)
	2,561	Appraisals	—	—
Investment in operating leases, property under facility operations, office facilities and other assets	24,536	Appraisals	—	—
Certain investments in affiliates	2,754	Appraisals	—	—

	¥31,309

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.
Certain of these unobservable inputs will have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.
Unobservable inputs are weighted by the relative fair value of the asset or liability.
For more analysis of the uncertainty of each input, see the description of the main valuation methodologies used for assets and liabilities measured at fair value.

4.	Acquisitions and Divestitures
(1) Acquisitions
There were no material acquisitions during the nine months ended December 31, 2020 and 2021.
In addition, purchase price allocations have been completed during the three months ended June 30, 2020, for investees engaged in wind power generation in India, which were acquired as wholly-owned subsidiaries. As a result, the fair value of the consideration paid fell below the fair value of net assets, which was the difference between identifiable assets and underwriting liabilities, by ¥4,365 million and the amount was recognized as bargain purchase gains. The Company did not recognize any bargain purchase gain during the nine months ended December 31, 2021.
(2) Divestitures
Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2020 and 2021 amounted to ¥9,436 million and ¥26,105 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2020 mainly consisted of ¥574 million in Corporate Financial Services and Maintenance Leasing segment, ¥1,131 million in Environment and Energy segment, ¥2,451 million in ORIX USA segment and ¥4,936 million in Asia and Australia segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2021 mainly consisted of ¥749 million in Corporate Financial Services and Maintenance Leasing segment, ¥3,895 million in Environment and Energy segment, ¥15,733 million in ORIX USA segment and ¥5,691 million in Asia and Australia segment.
Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2020 and 2021 amounted to ¥1,755 million and ¥19,632 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2020 mainly consisted of ¥538 million in Corporate Financial Services and Maintenance Leasing segment and ¥1,114 million in Environment and Energy segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2021 mainly consisted of ¥678 million in Corporate Financial Services and Maintenance Leasing segment, ¥3,932 million in Environment and Energy segment, ¥9,427 million in ORIX USA segment and ¥5,560 million in Asia and Australia segment.
(3) Determination of divestitures
During the three months ended December 31, 2021, the Company has determined to sell the business of Yayoi Corporation, which is a consolidated subsidiary of the Company. The sale is expected to be completed during fiscal 2022. In the Company’s consolidated balance sheets as of December 31, 2021, the assets or debts of the business are mainly recognized as other assets of ¥96,052 million, other liabilities of ¥14,536 million and current and deferred income taxes of ¥10,496 million. Neither gain nor loss was recognized as the related assets and liabilities are classified as held for sale. These related assets and liabilities are included in Corporate Financial Services and Maintenance Leasing segment.

5.	Revenues from Contracts with Customers
The following table provides information about revenues from contracts with customers, and other sources of revenue for the nine and three months ended December 31, 2020 and 2021 are as follows;

	Millions of yen	Millions of yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Revenues from contracts with customers	¥781,423	¥916,776
Other revenues *	884,271	951,337

Total revenues	¥1,665,694	¥1,868,113

	Millions of yen	Millions of yen
	Three months ended December 31, 2020	Three months ended December 31, 2021
Revenues from contracts with customers	¥275,680	¥321,665
Other revenues *	305,276	304,914

Total revenues	¥580,956	¥626,579

*
Other revenues are not considered to be within the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

The Company and its subsidiaries recognize revenues when control of the promised goods or services is transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services. Revenues are recognized net of discounts, incentives and estimated sales returns. Amount to be collected for third party is deducted from revenues. The Company and its subsidiaries evaluate whether we are principal or agent on distinctive goods or services. When a revenue transaction involves a third party, if the Company and its subsidiaries control the goods or services before they are transferred to customers, revenue is recognized on gross amount as the principal. There is no significant variability in considerations included in revenues, except for the performance fees regarding asset management business hereinafter, and there is no significant financing component in considerations on transactions.
For further information about breakdowns of revenues disaggregated by goods or services category and geographical location by segment, see Note 24 “Segment Information.”

Revenue recognition criteria on each goods or services category are mainly as follows:
Sales of goods
The Company and its subsidiaries sell various goods such as precious metals, medical equipment, business management software and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.
Real estate sales
Certain subsidiaries are involved in condominium business. Revenues from sales of detached houses and residential condominiums are recognized when the real estate is delivered to customers.
Asset management and servicing
Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in assets under management in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors, are not in the scope of revenue from contracts with customers. These fees are accounted for servicing assets under which the benefits of servicing are expected to more than adequately compensate for performing the servicing, or servicing liabilities under which the benefits of servicing are not expected to adequately compensate for performing the servicing.
Automobile related services
Certain subsidiaries mainly provide automobile maintenance services to customers, as automobile related services. In the service, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform, revenues are recognized over the contract period with customers. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Facilities operation
The Company and its subsidiaries are running hotels, Japanese inns, training facilities, a multipurpose dome and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to operation of a multipurpose dome, a certain subsidiary receives payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations included in services income are not within the scope of revenue from contracts with customers because these gains refer to transfers of non-financial
assets to counterparties that are not considered to be our customers.

Environment and energy services
The Company and its subsidiaries offer services that provide electric power to business operators’ factories, office buildings and other facilities. Revenues from electric power supply by purchasing electricity or running power plants are recognized over the contracted distribution period with customers, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on electricity usage by customers. Furthermore, certain subsidiaries are running waste processing facilities. Revenues from resources and waste processing business are primarily recognized over the service contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. The value transferred to customers is directly measured based on the amount of resources and waste to be processed.
Real estate management and brokerage
The Company and its subsidiaries mainly offer management of condominiums, office buildings, and facilities and others, to customers, as real estate management and brokerage business. Since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform, revenues from these services are recognized over the contract period with customers. Direct measurement of the value transferred to customers based on time elapsed, is used as method of measuring progress. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Real estate contract work
Certain subsidiaries offer repair and contract work for condominiums, office buildings, and facilities, and other, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries’ performance creates the asset that the customers’ control as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize a part of its performance obligations that it performs as contract assets, and the amounts are reported under other assets on the consolidated balance sheet. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Other
The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows:
Maintenance services of software, measurement equipment and other:
Certain subsidiaries offer business management software maintenance services and support, and maintenance of measurement equipment to customers. Revenues from these services are recognized over the contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Fee business:
The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.

The following table provides information about balances from contracts with customers as of March 31, 2021 and December 31, 2021.

	Millions of yen
	March 31, 2021	December 31, 2021
Trade Notes, Accounts and Other Receivable	¥180,828	¥194,189
Contract assets (Included in Other Assets)	6,558	14,702
Contract liabilities (Included in Other Liabilities)	40,436	35,107
For the nine months ended December 31, 2020 and 2021, there were no significant changes in contract assets. For the nine months ended December 31, 2020 and 2021, there were no significant changes in contract liabilities.
For the nine months ended December 31, 2020, revenue amounted to ¥27,842 million was included in contract liabilities as of the beginning of the previous fiscal year. For the nine months ended December 31, 2021, revenue amounted to ¥32,761 million was included in contract liabilities as of the end of the previous fiscal year.
For the three months ended December 31, 2020, revenue amounted to ¥6,263 million was included in contract liabilities as of the beginning of the previous fiscal year. For the three months ended December 31, 2021, revenue amounted to ¥7,130 million was included in contract liabilities as of the end of the previous fiscal year.
As of December 31, 2021, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services, real estate sales and amounted to ¥147,201 million. Remaining term for the obligations ranges up to 13 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less and contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.

6.	Leases
Lessor
Lease income for the nine and three months ended December 31, 2020 and 2021 are as follows:

	Millions of yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Lease income—net investment in leases
Interest income	¥51,698	¥54,536
Other	1,325	1,848
Lease income—operating leases *	296,520	340,968

Total lease income	¥349,543	¥397,352

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥13,745 million and ¥17,545 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥6,625 million and ¥17,405 million, for the nine months ended December 31, 2020 and 2021, respectively.

	Millions of yen
	Three months ended December 31, 2020	Three months ended December 31, 2021
Lease income—net investment in leases
Interest income	¥17,385	¥18,574
Other	460	850
Lease income—operating leases *	98,559	113,035

Total lease income	¥116,404	¥132,459

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥991 million and ¥2,105 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥3,491 million and ¥6,607 million, for the three months ended December 31, 2020 and 2021, respectively.

Lease income from net investment in leases is included in finance revenues in the consolidated statements of income. Gains and losses from the disposition of net investment in leases were not material for the nine and three months ended December 31, 2020 and 2021.

7.	Credit Quality of Financial Assets and the Allowance for Credit Losses
The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financial assets.
Allowance for credit losses—by portfolio segment
Credit quality of financial assets—by class

•	Credit quality indicators

•	Past-due financing receivables

•	Non-accrual
Information about troubled debt restructurings—by class
A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans, net investment in leases and other financial assets measured at amortized cost. Classes of financial assets are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financial assets. Classes of financial assets generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.
The following table provides information about the allowance for credit losses for installment loans, net investment in leases and other financial assets measured at amortized cost as of March 31, 2021, and for the nine and three months ended December 31, 2020 and 2021:

	Nine months ended December 31, 2020
	Millions of yen
	Installment loans				Net investment in leases	Other financial assets measured at amortized cost *2	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other than non-recourse loans
Allowance for credit losses :
Beginning balance	¥20,542	¥1,786	¥20,209	¥1,458	¥11,692	¥1,149	¥56,836
Cumulative effect of adopting According Standards Update 2016-13	14,500	1,601	10,725	0	3,550	1,369	31,745
Reclassification to allowance for investment in operating leases *3	0	0	0	0	0	(312)	(312)
Balance at April 1, 2020	35,042	3,387	30,934	1,458	15,242	2,206	88,269
Provision (Reversal)	5,648	162	6,529	36	3,064	599	16,038
Allowance of purchased loans during the reporting period	0	0	0	1,636	0	0	1,636
Charge-offs *4	(7,905)	0	(12,621)	(1,724)	(1,448)	(290)	(23,988)
Recoveries	401	0	72	38	9	6	526
Other *6	302	(170)	(1,330)	102	211	65	(820)

Ending balance	¥33,488	¥3,379	¥23,584	¥1,546	¥17,078	¥2,586	¥81,661

Collective (pool) assessment	29,118	3,162	16,108	654	9,627	944	59,613
Individual assessment	4,370	217	7,476	892	7,451	1,642	22,048

	Three months ended December 31, 2020
	Millions of yen
	Installment loans				Net investment in leases	Other financial assets measured at amortized cost *2	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other than non-recourse loans
Allowance for credit losses :
Beginning balance	¥34,350	¥3,414	¥28,421	¥1,508	¥16,206	¥2,896	¥86,795
Provision (Reversal)	1,641	38	380	31	1,600	(183)	3,507
Allowance of purchased loans during the reporting period	0	0	0	1,296	0	0	1,296
Charge-offs *5	(2,727)	0	(4,718)	(1,297)	(844)	(144)	(9,730)
Recoveries	150	0	3	8	1	6	168
Other *6	74	(73)	(502)	0	115	11	(375)

Ending balance	¥33,488	¥3,379	¥23,584	¥1,546	¥17,078	¥2,586	¥81,661

	March 31, 2021
	Millions of yen
	Installment loans				Net investment in leases	Other financial assets measured at amortized cost *2	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Ending balance	¥29,010	¥3,482	¥23,141	¥1,835	¥16,522	¥6,005	¥79,995

Individually evaluated for impairment	24,761	3,250	15,372	681	13,267	810	58,141
Not individually evaluated for impairment	4,249	232	7,769	1,154	3,255	5,195	21,854

	Nine months ended December 31, 2021
	Millions of yen
	Installment loans				Net investment in leases	Other financial assets measured at amortized cost *2	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other than non-recourse loans
Allowance for credit losses :
Beginning balance	¥29,010	¥3,482	¥23,141	¥1,835	¥16,522	¥6,005	¥79,995
Provision (Reversal)	4,311	(913)	2,278	(221)	901	2,737	9,093
Allowance of purchased loans during the reporting period	0	0	0	1,869	0	0	1,869
Charge-offs *4	(4,616)	0	(2,120)	(1,950)	(1,623)	(613)	(10,922)
Recoveries	29	0	213	110	13	17	382
Other *6	70	103	722	7	380	72	1,354

Ending balance	¥28,804	¥2,672	¥24,234	¥1,650	¥16,193	¥8,218	¥81,771

Collective (pool) assessment	24,787	2,431	16,080	629	12,810	618	57,355
Individual assessment	4,017	241	8,154	1,021	3,383	7,600	24,416

	Three months ended December 31, 2021
	Millions of yen
	Installment loans				Net investment in leases	Other financial assets measured at amortized cost *2	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other than non-recourse loans
Allowance for credit losses :
Beginning balance	¥28,809	¥2,973	¥22,513	¥1,702	¥16,243	¥7,044	¥79,284
Provision (Reversal)	1,525	(368)	1,580	(135)	229	1,150	3,981
Allowance of purchased loans during the reporting period	0	0	0	117	0	0	117
Charge-offs *5	(1,591)	0	(625)	(139)	(625)	(40)	(3,020)
Recoveries	7	0	163	101	3	6	280
Other *6	54	67	603	4	343	58	1,129

Ending balance	¥28,804	¥2,672	¥24,234	¥1,650	¥16,193	¥8,218	¥81,771

Notes	1:	Loans held for sale and policy loan receivables of an insurance entity are not in the scope of allowance for credit losses.
2:
Held-to-maturity
debt securities held by the Company and subsidiaries consist of Japanese government bonds (JGBs) and other securities secured by JGBs. There was no allowance for credit losses on these held-to-maturity
debt securities. And there is no delinquency or on
non-accrual
status on
held-to-maturity
debt securities.

*1
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely. Due to the adoption of Credit Losses Standard, allowance of ¥176,714 million was recorded as credit loss gross-up
treatment for purchased loans on April 1, 2020, and the same amount has been charged-off.

*2
Other financial assets measured at amortized cost includes the allowance for credit losses on financial receivables, such as loans to affiliates and accounts receivable. The provision for credit losses of loans to affiliates recorded in equity in net income (loss) of affiliates were provisions of ¥6 million and ¥1,526 million during the nine months ended December 31, 2020 and 2021, respectively. The provision for credit losses of loans to affiliates was a reversal of ¥255 million and a provision of ¥889 million during the three months ended December 31, 2020 and 2021, respectively. In addition, the allowance for credit losses on loans to affiliates recorded as a reduction in investment in affiliates were ¥1,050 million and ¥2,655 million as of March 31, 2021 and December 31, 2021, respectively.

*3
The allowance for accrued lease payments for receivable from operating leases was reclassified to the investment in operating leases balance on April 1, 2020, due to the application of the Credit Losses Standard.

*4	Included in Charge-off in write-offs of purchased loans were ¥1,636 million and ¥1,869 million during the nine months ended December 31, 2020 and 2021, respectively.
*5	Included in Charge-off in write-offs of purchased loans were ¥1,296 million and ¥117 million during the three months ended December 31, 2020 and 2021, respectively.
*6	Other mainly includes foreign currency translation adjustments and decreases in allowance related to sales of subsidiaries.

The following table provides information about purchased loans which is acquired for the nine and three months ended December 31, 2020 and 2021:

	Millions of yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Purchase price	¥1,221	¥2,629
Allowance for credit losses at acquisition date	1,636	1,869
Discount or premium attributable to other factors	152	178

Par value	¥3,009	¥4,676

	Millions of yen
	Three months ended December 31, 2020	Three months ended December 31, 2021
Purchase price	¥834	¥1,209
Allowance for credit losses at acquisition date	1,296	117
Discount or premium attributable to other factors	95	56

Par value	¥2,225	¥1,382

The Company and its subsidiaries estimate an allowance for credit losses for all credit losses expected to occur in future over the remaining life of financial assets, and recognize the allowance adequately based on management judgement. In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors in collective assessment and individual assessment by each portfolio:

•	business characteristics and financial conditions of obligors;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	value of underlying collateral and guarantees; and

•	current economic conditions and trends and expected outlook in future.
In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing
assets.
The category of
non-performing
assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due
90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing
assets when it is probable that the acquisition cost of purchased loans cannot be collected, while all the other purchased loans are included in the category of performing assets.
When certain performing financial assets mainly have similar risk characteristics to other financial assets, the performing financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually.
Loans to consumer borrowers
Loans to consumer borrowers mainly consist of real estate loans and card loans.
The credit quality of real estate loans is affected by the cash flows derived from the property and its collateral value.
The credit quality of card loans is affected by the repayment ability of customers such as customer credit standing or payment history.
The Company and its subsidiaries use these factors to estimate the allowance for credit losses because they are reflected in the probability of default and loss given default in each portfolio.

Loans to corporate borrowers
Loans to corporate borrowers are classified into
non-recourse
loans and loans other than
non-recourse
loans.
The credit quality of
non-recourse
loans for which cash flows from real estate are the source of repayment depends mainly on the real estate collateral value.
Loans other than
non-recourse
loans are classified into either real estate companies or commercial, industrial and other companies, each of which are further divided into Japan and overseas.
The credit quality of real estate companies is affected by mainly Japanese and Americas real estate markets and trends.
The credit quality of commercial, industrial and other companies, which consist of various industries, is affected mainly by broader financial and economic conditions and trends in Japan, the Americas and Asian countries.
The allowance for credit losses for loans to corporate borrowers is estimated by considering, among others, debtors’ situation, as well as economic conditions and trends in its industries, the value of underlying collateral and guarantees, and probability of default and loss given default.
Net investment in leases
Net investment in leases consists of leases of various equipment types, including office equipment, industrial machinery, transportation equipment and real estate properties. The allowance for credit losses for net investment in leases is estimated based on the value of the underlying leased assets, debtors’ situation, economic conditions and trends in its industries, and probability of default and loss given default.
In common with portfolio segments, the forecasted future economic indicators correlated with the prior charge-off
experience are reflected to the estimate of the allowance for credit losses. Economic indicators correlated with prior charge-off
experience are determined over the reasonable and supportable forecasted period. Economic indicators include GDP growth rates, consumer price indices, unemployment rates, and government bond interest rates. It also considers forward-looking scenarios of how the selected economic indicators will change in the future. The Company and its subsidiaries use the latest economic forecasts available from the economic reports published by the government and the Financial Services Agency, the Bank of Japan and third-party information providers as economic indicators. For the impact of the spread of
COVID-19,
the Company and its subsidiaries revise forward-looking scenarios, as necessary, with a quantitative adjustment based on the analysis of impact to the portfolios and the referenced economic indicators.
On the other hand, for periods beyond which the Company and its subsidiaries are able to make or obtain reasonable and supportable forecasts of future economic indicators of the entire life of the financial asset, expected credit losses are estimated for the remaining life mainly using an appropriate reversion approach, mainly immediate reversion to historical credit loss information.
There have been no significant changes during the nine months ended December 31, 2021 to methodologies and economic indicators used to estimate the allowance for Credit Losses.
When
non-performing
financial assets with deteriorated credit quality have similar risk characteristics to other financial assets, the allowance for credit losses is collectively evaluated based on mainly loss given default. On the other hand, if the non-performing
financial assets do not have similar risk characteristics to other financial assets, the allowance for credit losses is individually evaluated.
In the individual assessment the allowance for credit losses is estimated individually based on the present value of expected future cash flows, the observable market price or the fair value of the collateral securing the financial receivables if the financial receivables are collateral-dependent.
The collateral-dependent financial receivables are defined as the finance receivables, which a debtor would be in financial difficulty and the collection significantly depend on the collateral. These financial receivables are mainly non-recourse
loans and purchased loans for which cash flows from underlying real estate is the source of repayment.
For
non-recourse
loans, their collection depends on the real estate collateral value, which may decline as a result of a decrease in liquidity of the real estate market, a rise in vacancy rate of rental properties, a fall in rents and other factors.
For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, the changes in these risks affect the amount of the allowance for credit losses.
In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the origination years of financial assets as of March 31, 2021 and December 31, 2021. Card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

March 31, 2021
Millions of yen
Portfolio segment	Origination year (years ended March 31)
Class
Credit Quality	2021	2020	2019	2018	2017	Prior	Total
Consumer borrowers:
Performing	¥371,914	¥443,079	¥332,461	¥220,035	¥223,814	¥498,350	¥2,089,653
Non-Performing	11,041	7,854	5,132	3,176	2,612	3,609	¥33,424

Real estate loans
Performing	362,832	431,483	327,967	217,380	223,540	498,080	¥2,061,282
Non-Performing	96	735	1,598	1,683	2,068	3,459	¥9,639
Other*
Performing	9,082	11,596	4,494	2,655	274	270	¥28,371
Non-Performing	10,945	7,119	3,534	1,493	544	150	¥23,785
Corporate borrowers:
Performing	341,346	378,732	207,214	124,889	71,400	97,113	¥1,220,694
Non-Performing	6,972	12,215	6,594	7,266	4,110	10,709	¥47,866

Non-recourse loans
Japan
Performing	6,637	24,428	5,283	2,802	0	8,806	¥47,956
The Americas
Performing	1,349	52,413	28,291	15,817	5,178	8,764	¥111,812
Non-Performing	58	0	0	0	0	1,259	¥1,317
Other than non-recourse loans
Real estate companies in Japan
Performing	103,982	62,274	35,065	28,743	25,487	21,753	¥277,304
Non-Performing	70	252	192	0	690	538	¥1,742
Real estate companies in overseas
Performing	42,980	55,678	10,695	4,992	1,976	2,976	¥119,297
Non-Performing	0	3,049	2,057	4,946	1,056	3,397	¥14,505
Commercial, industrial and other companies in Japan
Performing	78,281	41,166	30,116	12,746	11,798	18,664	¥192,771
Non-Performing	1,210	3,865	205	878	82	1,022	¥7,262
Commercial, industrial and other companies in overseas
Performing	108,117	142,773	97,764	59,789	26,961	36,150	¥471,554
Non-Performing	5,634	5,049	4,140	1,442	2,282	4,493	¥23,040
Purchased loans:
Performing	527	0	0	168	119	9,714	¥10,528
Non-Performing	0	0	0	15	0	1,808	¥1,823

Net investment in leases:
Performing	333,190	268,966	171,040	105,708	62,977	68,712	¥1,010,593
Non-Performing	1,366	3,057	3,441	3,151	2,980	4,930	¥18,925

Japan
Performing	184,342	165,580	121,072	84,928	57,393	67,040	¥680,355
Non-Performing	151	776	1,194	1,512	1,261	2,213	¥7,107
Overseas
Performing	148,848	103,386	49,968	20,780	5,584	1,672	¥330,238
Non-Performing	1,215	2,281	2,247	1,639	1,719	2,717	¥11,818
Other financial assets measured at amortized cost
Performing	14,882	1,045	67	938	2,502	13,762	¥33,196
Non-Performing	0	0	0	908	0	0	¥908

Total (excluding revolving repayment card loans)
Performing	¥1,061,859	¥1,091,822	¥710,782	¥451,738	¥360,812	¥687,651	¥4,364,664
Non-Performing	¥19,379	¥23,126	¥15,167	¥14,516	¥9,702	¥21,056	¥102,946

December 31, 2021
Millions of yen
Portfolio segment	Origination year (years ended March 31)
Class
Credit Quality	2022	2021	2020	2019	2018	Prior	Total
Consumer borrowers:
Performing	¥264,144	¥319,519	¥391,273	¥316,604	¥204,126	¥628,036	¥2,123,702
Non-Performing	8,752	7,244	7,418	4,841	2,881	5,653	¥36,789

Real estate loans
Performing	248,958	313,800	384,570	313,817	200,671	626,818	¥2,088,634
Non-Performing	2	212	2,837	2,659	1,947	5,114	¥12,771
Other*
Performing	15,186	5,719	6,703	2,787	3,455	1,218	¥35,068
Non-Performing	8,750	7,032	4,581	2,182	934	539	¥24,018
Corporate borrowers:
Performing	409,527	216,911	294,872	132,560	101,068	115,114	¥1,270,052
Non-Performing	696	5,875	4,858	5,025	13,600	16,284	¥46,338

Non-recourse loans
Japan
Performing	23,078	6,685	24,291	5,269	2,764	8,279	¥70,366
The Americas
Performing	0	4,328	52,432	16,032	8,652	6,886	¥88,330
Non-Performing	0	60	0	0	0	1,308	¥1,368
Other than non-recourse loans
Real estate companies in Japan
Performing	84,044	56,293	45,355	29,895	25,827	36,789	¥278,203
Non-Performing	0	296	1,026	72	0	1,063	¥2,457
Real estate companies in overseas
Performing	23,921	27,678	42,796	3,275	5,188	750	¥103,608
Non-Performing	0	0	645	349	11,385	4,052	¥16,431
Commercial, industrial and other companies in Japan
Performing	54,261	35,763	29,286	15,657	7,510	17,528	¥160,005
Non-Performing	674	581	1,370	186	407	753	¥3,971
Commercial, industrial and other companies in overseas
Performing	224,223	86,164	100,712	62,432	51,127	44,882	¥569,540
Non-Performing	22	4,938	1,817	4,418	1,808	9,108	¥22,111
Purchased loans:
Performing	0	513	25	281	798	9,851	¥11,468
Non-Performing	0	0	0	0	0	1,613	¥1,613

Net investment in leases:
Performing	318,554	242,499	197,862	114,789	69,014	89,610	¥1,032,328
Non-Performing	1,769	2,155	3,730	3,142	2,424	6,469	¥19,689

Japan
Performing	154,819	143,244	133,642	90,045	58,052	87,499	¥667,301
Non-Performing	260	561	1,046	1,101	1,407	2,869	¥7,244
Overseas
Performing	163,735	99,255	64,220	24,744	10,962	2,111	¥365,027
Non-Performing	1,509	1,594	2,684	2,041	1,017	3,600	¥12,445
Other financial assets measured at amortized cost
Performing	13,536	2,219	361	17	762	18,022	¥34,917
Non-Performing	0	0	796	0	1,490	0	¥2,286

Total (excluding revolving repayment card loans)
Performing	¥1,005,761	¥781,661	¥884,393	¥564,251	¥375,768	¥860,633	¥4,472,467
Non-Performing	¥11,217	¥15,274	¥16,802	¥13,008	¥20,395	¥30,019	¥106,715

Note: Loans held for sale and policy loan receivables of an insurance entity are not included in the table above.

*
Other in loans to consumer borrowers includes claims receivable arising from payments on guarantee of consumer loans. For further information, see Note 23 “Commitments, Guarantees and Contingent Liabilities”.

The information about card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year as of March 31, 2021 and December 31, 2021 are as follows:

	March 31, 2021
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥183,722	¥0	¥183,722	¥4,364,664	¥4,548,386

Non-Performing	1,132	3,693	4,825	102,946	¥107,771

	December 31, 2021
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥172,189	¥0	¥172,189	¥4,472,467	¥4,644,656

Non-Performing	1,322	3,577	4,899	106,715	¥111,614

Of
non-performing
assets, the Company and its subsidiaries consider smaller balance homogeneous loans (including real estate loans and card loans, among others, which are not restructured) and net investment in leases as financing receivables 90 days or more past-due
that are not individually evaluated, and consider all others as loans that are individually evaluated. After the Company and its subsidiaries have set aside a provision for those non-performing
assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the business conditions of the debtors and other important factors in order to report to management and develop additional provision for credit losses as necessary.

The following table provides information about the
past-due
financial assets as of March 31, 2021 and December 31, 2021:

	March 31, 2021
		Millions of yen
		Past-due financing assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥4,553	¥10,257	¥14,810	¥2,311,624
	Real estate loans	1,375	2,515	3,890	2,070,921
	Card loans	371	1,105	1,476	188,547
	Other	2,807	6,637	9,444	52,156
Corporate borrowers		8,296	24,443	32,739	1,268,560
Non-recourse loans	Japan	0	0	0	47,956
	The Americas	5,193	1,316	6,509	113,129
Other than Non-recourse loans	Real estate companies in Japan	144	778	922	279,046
	Real estate companies in overseas	0	14,505	14,505	133,802
	Commercial, industrial and other companies in Japan	592	1,993	2,585	200,033
	Commercial, industrial and other companies in overseas	2,367	5,851	8,218	494,594
Net investment in leases		9,332	17,128	26,460	1,029,518
	Japan	2,257	6,347	8,604	687,462
	Overseas	7,075	10,781	17,856	342,056

Total		¥22,181	¥51,828	¥74,009	¥4,609,702

	December 31, 2021
		Millions of yen
		Past-due financing assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥3,548	¥10,883	¥14,431	¥2,337,579
	Real estate loans	1,068	2,167	3,235	2,101,405
	Card loans	348	1,291	1,639	177,088
	Other	2,132	7,425	9,557	59,086
Corporate borrowers		7,061	27,147	34,208	1,316,390
Non-recourse loans	Japan	0	0	0	70,366
	The Americas	1,468	1,367	2,835	89,698
Other than Non-recourse loans	Real estate companies in Japan	248	467	715	280,660
	Real estate companies in overseas	0	16,431	16,431	120,039
	Commercial, industrial and other companies in Japan	1,705	1,593	3,298	163,976
	Commercial, industrial and other companies in overseas	3,640	7,289	10,929	591,651
Net investment in leases		14,270	17,927	32,197	1,052,017
	Japan	3,094	6,217	9,311	674,545
	Overseas	11,176	11,710	22,886	377,472

Total		¥24,879	¥55,957	¥80,836	¥4,705,986

Note: Loans held for sale, policy loans receivable of an insurance entity and purchased loans are not included in the table above.
In common with all classes, the Company and its subsidiaries consider financial assets as past-due
financial assets when principal or interest is
past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financial assets if the principals and interests are not
past-due
30 days or more in accordance with the modified terms.

The following table provides information about
non-accrual
of financial assets as of March 31, 2021 and December 31, 2021:

March 31, 2021
Millions of yen
	Installment loans			Net investment in leases	Total
	Consumer borrowers	Corporate borrowers
		Non- recourse loans	Other than non- recourse loans
Non-accrual of financial assets:
Ending balance	¥10,322	¥10,148	¥43,672	¥17,166	¥81,308
Interest income recognized during the reporting period	519	0	229	0	748
Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income	736	0	10,572	0	11,308

December 31, 2021
Millions of yen
	Installment loans			Net investment in leases	Total
	Consumer borrowers	Corporate borrowers
		Non- recourse loans	Other than non- recourse loans
Non-accrual of financial assets:
Beginning balance	¥10,322	¥10,148	¥43,672	¥17,166	¥81,308
Ending balance	10,947	10,525	41,017	17,959	80,448
Interest income recognized during the reporting period	362	0	223	0	585
Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income	591	0	9,732	0	10,323
The Company and its subsidiaries suspend accruing interest on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual
loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual
loans and net investment in leases when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that are considered relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the nine and three months ended December 31, 2020 and 2021:

Nine months ended December 31, 2020
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥7,236	¥5,262
	Real estate loans	22	17
	Card loans	1,285	965
	Other	5,929	4,280
Corporate borrowers		10,485	9,237
Non-recourse loans	The Americas	340	340
Other than Non-recourse loans	Real estate companies in overseas	104	104
	Commercial, industrial and other companies in Japan	38	38
	Commercial, industrial and other companies in overseas	10,003	8,755

Total		¥17,721	¥14,499

Nine months ended December 31, 2021
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥6,980	¥4,796
	Real estate loans	14	6
	Card loans	1,108	844
	Other	5,858	3,946
Corporate borrowers		5,134	5,000
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	5,134	5,000

Total		¥12,114	¥9,796

Three months ended December 31, 2020
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥1,857	¥1,111
	Real estate loans	7	4
	Card loans	416	295
	Other	1,434	812
Corporate borrowers		3,384	2,469
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	3,384	2,469

Total		¥5,241	¥3,580

Three months ended December 31, 2021
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥2,933	¥1,735
	Real estate loans	10	5
	Card loans	417	316
	Other	2,506	1,414
Corporate borrowers		138	134
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	138	134

Total		¥3,071	¥1,869

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.
The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of the investment as possible in troubled debt restructurings. For the debtors of non-recourse
loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse
loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.
In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for allowance for credit losses. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional allowance for credit losses for the restructured receivables.
For the three months ended December 31, 2020 and 2021, while there are financial assets for which the payments were deferred other than those in the troubled debt restructuring stated above due to the spread of
COVID-19,
the payment deferrals, which are determined not to meet the definition of a troubled debt restructuring are not included in the troubled debt restructuring stated the above.

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from December 31, 2020 and for which there was a payment default during the nine and three months ended December 31, 2020:

Nine months ended December 31, 2020
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥334
	Card loans	32
	Other	302
Corporate borrowers		1
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	1

Total		¥335

Three months ended December 31, 2020
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥64
	Card loans	14
	Other	50

Total		¥64

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from December 31, 2021 and for which there was a payment default during the nine and three months ended December 31, 2021:

Nine months ended December 31, 2021
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥673
	Real estate loans	4
	Card loans	6
	Other	663

Total		¥673

Three months ended December 31, 2021
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥196
	Real estate loans	4
	Card loans	3
	Other	189

Total		¥196

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due
90 days or more in accordance with the modified terms.
In common with all portfolio segments, the Company and its subsidiaries suspend accruing interest and may recognize additional allowance for credit losses as necessary for the defaulted financing receivables.
As of March 31, 2021 and December 31, 2021, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥70 million and ¥245 million as of March 31, 2021 and December 31, 2021, respectively.

8.	Investment in Securities
Investment in securities as of March 31, 2021 and December 31, 2021 consists of the following:

	Millions of yen
	March 31, 2021	December 31, 2021
Equity securities *	¥540,082	¥538,432
Trading debt securities	2,654	2,269
Available-for-sale debt securities	2,003,917	2,173,851
Held-to-maturity debt securities	113,790	113,936

Total	¥2,660,443	¥2,828,488

*
The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥249,830 million and ¥202,135 million as of March 31, 2021 and December 31, 2021, respectively. The amount of investment funds that are accounted for under the equity method included in equity securities were ¥82,420 million and ¥78,531 million as of March 31, 2021 and December 31, 2021, respectively. The amount of investment funds elected for the fair value option included in equity securities, and others were ¥4,940 million and ¥9,739 million as of March 31, 2021 and December 31, 2021, respectively.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 17 “Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of December 31, 2020 were gains of ¥67,858 million and ¥30,525 million for the nine and three months ended December 31, 2020, respectively. Net unrealized holding gains (losses) on equity securities held as of December 31, 2021 were a gain of ¥30,891 million and a loss of ¥427 million for the nine and three months ended December 31, 2021, respectively, which did not include net unrealized holding gains (losses) on the both investment funds above mentioned.
Equity securities include
non-marketable
equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities. The following tables provide information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2021 and December 31, 2021, and for the nine and three months ended December 31, 2020 and 2021.

	Millions of yen
	March 31, 2021			Nine months ended December 31, 2020		Three months ended December 31, 2020
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥47,460	¥(13,474)	¥350	¥(961)	¥142	¥(187)	¥46

	Millions of yen
	December 31, 2021			Nine months ended December 31, 2021		Three months ended December 31, 2021
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥48,820	¥(13,659)	¥305	¥(57)	¥69	¥(38)	¥21

Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of December 31, 2020 were gains of ¥45 million and ¥41 million, respectively, for the nine and three months ended December 31, 2020. Net unrealized holding gains (losses) on trading debt securities held as of December 31, 2021 were gains of ¥131 million and ¥43 million, respectively, for the nine and three months ended December 31, 2021.
Certain subsidiaries elected the fair value option for certain investments in investment funds, and others included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2021 and December 31, 2021, these investments were fair valued at ¥4,940 million and ¥9,739 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2021, these investments were fair valued at ¥1,537 million. There were no such investments as of December 31, 2021.
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2021 and December 31, 2021, these investments were fair valued at ¥2,907 million and ¥7,675 million, respectively.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale
debt securities and
held-to-maturity
debt securities in each major security type as of March 31, 2021 and December 31, 2021 are as follows:
March 31, 2021

	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥846,736	¥0	¥6,071	¥(31,649)	¥821,158
Japanese prefectural and foreign municipal bond securities	274,770	(120)	4,238	(2,612)	276,276
Corporate debt securities	742,862	0	10,125	(10,736)	742,251
CMBS and RMBS in the Americas	35,668	0	549	(1,760)	34,457
Other asset-backed securities and debt securities	126,731	0	4,308	(1,264)	129,775

	2,026,767	(120)	25,291	(48,021)	2,003,917

Held-to-maturity debt securities:
Japanese government bond securities and other	113,790	0	25,342	0	139,132

	¥2,140,557	¥(120)	¥50,633	¥(48,021)	¥2,143,049

December 31, 2021

	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥862,913	¥0	¥8,539	¥(26,420)	¥845,032
Japanese prefectural and foreign municipal bond securities	311,969	(124)	5,431	(2,420)	314,856
Corporate debt securities	841,415	0	14,826	(8,916)	847,325
CMBS and RMBS in the Americas	31,559	0	495	(604)	31,450
Other asset-backed securities and debt securities	131,335	0	4,952	(1,099)	135,188

	2,179,191	(124)	34,243	(39,459)	2,173,851

Held-to-maturity debt securities:
Japanese government bond securities and other	113,936	0	24,862	0	138,798

	¥2,293,127	¥(124)	¥59,105	¥(39,459)	¥2,312,649

There were no credit losses on
available-for-sale
securities for the nine and three months ended December 31, 2020. The following table presents a rollforward of the allowance for credit losses for the nine and three months ended December 31, 2021:

	Millions of yen
	Nine months ended December 31, 2021
	Foreign municipal bond securities	Total
Beginning	¥120	¥120
Increase (Decrease) from the effects of changes in foreign exchange rates	4	4

Ending	¥124	¥124

	Millions of yen
	Three months ended December 31, 2021
	Foreign municipal bond securities	Total
Beginning	¥121	¥121
Increase (Decrease) from the effects of changes in foreign exchange rates	3	3

Ending	¥124	¥124

The following tables provide information about
available-for-sale
debt securities with gross unrealized losses (including allowance for credit losses) and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2021 and December 31, 2021, respectively:
March 31, 2021

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥475,023	¥(21,472)	¥264,105	¥(10,177)	¥739,128	¥(31,649)
Japanese prefectural and foreign municipal bond securities	48,367	(519)	63,316	(2,213)	111,683	(2,732)
Corporate debt securities	231,552	(5,798)	141,559	(4,938)	373,111	(10,736)
CMBS and RMBS in the Americas	345	(6)	24,782	(1,754)	25,127	(1,760)
Other asset-backed securities and debt securities	4,296	(112)	29,750	(1,152)	34,046	(1,264)

	¥759,583	¥(27,907)	¥523,512	¥(20,234)	¥1,283,095	¥(48,141)

December 31, 2021

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥120,961	¥(639)	¥543,976	¥(25,781)	¥664,937	¥(26,420)
Japanese prefectural and foreign municipal bond securities	83,316	(481)	45,526	(2,063)	128,842	(2,544)
Corporate debt securities	178,324	(1,814)	150,422	(7,102)	328,746	(8,916)
CMBS and RMBS in the Americas	2,103	(4)	15,887	(600)	17,990	(604)
Other asset-backed securities and debt securities	35,631	(183)	22,389	(916)	58,020	(1,099)

	¥420,335	¥(3,121)	¥778,200	¥(36,462)	¥1,198,535	¥(39,583)

The following table provides information about
available-for-sale
debt securities with gross unrealized losses for which allowance for credit losses were not recorded and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2021 and December 31, 2021, respectively:
March 31, 2021

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥475,023	¥(21,472)	¥264,105	¥(10,177)	¥739,128	¥(31,649)
Japanese prefectural and foreign municipal bond securities	45,486	(399)	63,316	(2,213)	108,802	(2,612)
Corporate debt securities	231,552	(5,798)	141,559	(4,938)	373,111	(10,736)
CMBS and RMBS in the Americas	345	(6)	24,782	(1,754)	25,127	(1,760)
Other asset-backed securities and debt securities	4,296	(112)	29,750	(1,152)	34,046	(1,264)

	¥756,702	¥(27,787)	¥523,512	¥(20,234)	¥1,280,214	¥(48,021)

December 31, 2021

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥120,961	¥(639)	¥543,976	¥(25,781)	¥664,937	¥(26,420)
Japanese prefectural and foreign municipal bond securities	80,323	(357)	45,526	(2,063)	125,849	(2,420)
Corporate debt securities	178,324	(1,814)	150,422	(7,102)	328,746	(8,916)
CMBS and RMBS in the Americas	2,103	(4)	15,887	(600)	17,990	(604)
Other asset-backed securities and debt securities	35,631	(183)	22,389	(916)	58,020	(1,099)

	¥417,342	¥(2,997)	¥778,200	¥(36,462)	¥1,195,542	¥(39,459)

The number of investment securities that were in an unrealized loss position as of March 31, 2021 and December 31, 2021 were 638 and 577, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.
As of March 31, 2021 and December 31, 2021, the amount of accrued revenues on available-for-sale
debt securities were ¥ 7,374 million and ¥8,373 million, respectively, which were included in other assets. The Company and its subsidiaries estimate credit losses and develop an allowance for credit losses for accrued interest receivables. There was no allowance for credit losses for accrued interest receivables as of December 31, 2021.
For
available-for-sale
debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earning through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance of credit losses, the Company and its subsidiaries consider the existence of credit losses if the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written-off
and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.

Unrealized losses on
available-for-sale
debt securities mainly result from changes in market interest rates and foreign exchange rates, and changes in risk premiums. In order to evaluate the recoverability of the available-for-sale
debt securities, the Company and its subsidiaries utilize all available information such as issuer’s financial condition and business outlook. The fair value of Japanese and foreign government bond securities, Japanese prefectural and foreign municipal bond, and corporate debt securities is mainly estimated based on prices for similar assets. If there are no prices for similar assets available, the fair value of these securities is estimated by using discounted cash flow methodologies and broker quotes. The fair value of CMBS and RMBS in the Americas and other asset-backed securities and debt securities refers to prices from independent pricing service vendors and brokers, such as trading prices and bit prices. If the Company and its subsidiaries cannot rely on such prices, the fair value is calculated by using discounted cash flow methodologies and broker quotes. In discounted cash flow methodologies, future cash flows estimated based on a number of assumptions such as default rate, prepayment rate, and seniority are discounted by discount rate adjusted for credit risk and liquidity risk.
There were no
available-for-sale
debt securities accounted for as purchased credit deterioration financial assets acquired for the nine months ended December 31, 2020 and 2021.

9.	Transfer of Financial Assets
The Company and its subsidiaries have securitized and transferred financial assets such as installment loans (commercial mortgage loans, housing loans and other).
In the securitization process, these financial assets are transferred to SPEs that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.
The Company and its subsidiaries often have continuing involvement with transferred financial assets by retaining the servicing arrangements and the interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs.
When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.
For the nine months ended December 31, 2020 and 2021, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥968,819 million and ¥1,023,249 million, respectively. For the nine months ended December 31, 2020 and 2021, gains (losses) from the securitization and transfer of loans were ¥25,271 million and ¥28,481 million, respectively, which is included in finance revenues in the consolidated statements of income.
For the three months ended December 31, 2020 and 2021, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥415,914 million and ¥415,127 million, respectively. For the three months ended December 31, 2020 and 2021, gains (losses) from the securitization and transfer of loans were ¥9,226 million and ¥9,844 million, respectively, which is included in finance revenues in the consolidated statements of income.

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets for the nine and three months ended December 31, 2020 and 2021 are as follows:

	Millions of yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021	Three months ended December 31, 2020	Three months ended December 31, 2021
Beginning balance	¥57,705	¥63,754	¥57,701	¥65,238
Increase mainly from loans sold with servicing retained	11,823	9,849	4,861	2,711
Decrease mainly from amortization	(9,032)	(10,045)	(3,687)	(3,683)
Increase (Decrease) from the effects of changes in foreign exchange rates	(2,887)	2,502	(1,266)	1,794

Ending balance	¥57,609	¥66,060	¥57,609	¥66,060

The fair value of the servicing assets as of March 31, 2021 and December 31, 2021 are as follows:

	Millions of yen
	March 31, 2021	December 31, 2021
Beginning balance	¥60,419	¥74,135
Ending balance	¥74,135	¥77,549

10.	Variable Interest Entities
The Company and its subsidiaries use SPEs in the ordinary course of business.
These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for these SPEs. The Company and its subsidiaries determine a variable interest entity (hereinafter, “VIE”) among those SPEs when (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity.
The Company and its subsidiaries perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

•	the power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

•	the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.
All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.
The following are the factors that the Company and its subsidiaries are considering in a qualitative assessment:

•	which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities;

•	characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents);

•	involvement of other variable interest holders; and

•	the entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders.
The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	designing the structuring of a transaction;

•	providing an equity investment and debt financing;

•	being the investment manager, asset manager or servicer and receiving variable fees; and

•	providing liquidity and other financial support.
The Company and its subsidiaries do not have the power to direct activities of a VIE that most significantly impact the VIE’s economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIE.

Information about VIEs (consolidated and
non-consolidated)
for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs
March 31, 2021

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,996	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	63,935	12,977	17,923	3,720
(d) VIEs for corporate rehabilitation support business	431	158	0	0
(e) VIEs for investment in securities	104,364	316	35	25,299
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	266,662	158,620	266,662	828
(g) VIEs for securitization of loan receivable originated by third parties	511	992	511	0
(h) VIEs for power generation projects	304,064	226,224	285,149	35,194
(i) Other VIEs	171,344	67,346	144,260	0

Total	¥913,307	¥466,633	¥714,540	¥65,041

December 31, 2021

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,971	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	61,885	13,169	16,339	0
(d) VIEs for corporate rehabilitation support business	213	5	0	0
(e) VIEs for investment in securities	115,353	402	0	50,453
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	223,498	162,429	223,498	0
(g) VIEs for securitization of loan receivable originated by third parties	522	1,029	522	0
(h) VIEs for power generation projects	305,810	223,642	286,297	43,223
(i) Other VIEs	183,907	74,621	153,805	0

Total	¥893,159	¥475,297	¥680,461	¥93,676

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs
March 31, 2021

	Millions of yen
	Total assets	Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs		Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥27,273	¥1,255	¥991	¥2,246
(b) VIEs for acquisition of real estate and real estate development projects for customers	317,027	6,905	4,884	11,789
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	4,108,847	0	56,818	75,607
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	709	0	2	2
(g) VIEs for securitization of loan receivable originated by third parties	1,485,653	0	18,268	18,271
(h) VIEs for power generation projects	10,103	0	442	442
(i) Other VIEs	370,516	2,845	10,101	12,946

Total	¥6,320,128	¥11,005	¥91,506	¥121,303

December 31, 2021

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥18,051	¥2,723	¥991	¥3,714
(b) VIEs for acquisition of real estate and real estate development projects for customers	250,352	8,025	4,390	12,415
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	6,577,098	0	67,076	110,250
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	294	0	2	2
(g) VIEs for securitization of loan receivable originated by third parties	1,144,195	0	14,270	14,273
(h) VIEs for power generation projects	9,366	0	466	466
(i) Other VIEs	780,505	3,029	13,848	28,400

Total	¥8,779,861	¥13,777	¥101,043	¥169,520

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets
The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse
loans from financial institutions and have an equity investment made by the customer. The Company and its subsidiaries provide non-recourse
loans to such VIEs and make investments in them. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in other assets in the Company’s consolidated balance sheets.
(b) VIEs for acquisition of real estate and real estate development projects for customers
Customers, and the Company and its subsidiaries, are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.
The Company and its subsidiaries provide
non-recourse
loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.
In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents and investment in affiliates.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities, investment in affiliates and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business
The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse
loans from financial institutions and simplify the administration activities necessary for the real estate.
The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, investment in securities, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in short-term debt, long-term debt and other liabilities.
(d) VIEs for corporate rehabilitation support business
Financial institutions, the Company and its subsidiaries are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.
The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in other liabilities.

(e) VIEs for investment in securities
The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by certain subsidiaries or fund management companies that are independent of the Company and its subsidiaries.
Certain subsidiaries consolidated certain such VIEs since the subsidiaries have the majority of the investment share of them, and have the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and investment in affiliates, and liabilities of those consolidated VIEs are mainly included in other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable
The Company and its subsidiaries use VIEs to securitize financial assets such as loan receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.
The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in other assets in the Company’s consolidated balance sheets.
(g) VIEs for securitization of loan receivable originated by third parties
The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.
The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated
VIEs.
(h) VIEs for power generation projects
The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations, thermal power stations and wind power stations on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt, and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
Variable interests of
non-consolidated
VIEs, which the Company has, are included in investment in affiliates in the Company’s consolidated balance sheets.
(i) Other VIEs
The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated
VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries have consolidated VIEs that are not included in the categories (a) through (h) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.
In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a way to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse
loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPE.
The Company may use VIEs for financing. The Company transfers its own held assets to SPEs, which borrow non-recourse
loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and performs administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, investment in affiliates, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities and investment in affiliates in the Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.

11.	Investment in Affiliates
Investment in affiliates at March 31, 2021 and December 31, 2021 consists of the following:

	Millions of yen
	March 31, 2021	December 31, 2021
Shares	¥853,937	¥900,583
Loans and others	33,827	34,344

	¥887,764	¥934,927

12.	Redeemable Noncontrolling Interests
Changes in redeemable noncontrolling interests for the nine months ended December 31, 2020 and 2021 are as follows:

	Millions of yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Beginning balance	¥10,331	¥0
Transaction with noncontrolling interests	(10,028)	0
Comprehensive income (loss)
Net income (loss)	(23)	0
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	(280)	0
Total other comprehensive income (loss)	(280)	0
Comprehensive income (loss)	(303)	0

Ending balance	¥0	¥0

13.	Accumulated Other Comprehensive Income (Loss)
Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the nine months ended December 31, 2020 and 2021, are as follows:

	Nine months ended December 31, 2020
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2020	¥(5,001)	¥1,457	¥(26,375)	¥(72,471)	¥(16,142)	¥(118,532)

Net unrealized gains (losses) on investment in securities, net of tax of ¥2,542 million	(4,571)					(4,571)
Reclassification adjustment included in net income, net of tax of ¥73 million	344					344
Debt valuation adjustments, net of tax of ¥230 million		(593)				(593)
Reclassification adjustment included in net income, net of tax of ¥19 million		(50)				(50)
Defined benefit pension plans, net of tax of ¥152 million			(380)			(380)
Reclassification adjustment included in net income, net of tax of ¥(268) million			576			576
Foreign currency translation adjustments, net of tax of ¥(4,573) million				(13,538)		(13,538)
Reclassification adjustment included in net income, net of tax of ¥(864) million				1,921		1,921
Net unrealized gains (losses) on derivative instruments, net of tax of ¥902 million					(2,933)	(2,933)
Reclassification adjustment included in net income, net of tax of ¥(1,505) million					4,204	4,204

Total other comprehensive income (loss)	(4,227)	(643)	196	(11,617)	1,271	(15,020)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	26	0	(3)	(2,362)	121	(2,218)

Less: Other Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	0	0	0	(280)	0	(280)

Balance at December 31, 2020 *	¥(9,254)	¥814	¥(26,176)	¥(81,446)	¥(14,992)	¥(131,054)

*	As of December 31, 2020, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

	Nine months ended December 31, 2021
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2021	¥(16,208)	¥558	¥(21,073)	¥(36,456)	¥(11,471)	¥(84,650)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(6,411) million	16,680					16,680
Reclassification adjustment included in net income, net of tax of ¥1,392 million	(4,107)					(4,107)
Debt valuation adjustments, net of tax of ¥12 million		(32)				(32)
Reclassification adjustment included in net income, net of tax of ¥9 million		(22)				(22)
Defined benefit pension plans, net of tax of ¥57 million			(110)			(110)
Reclassification adjustment included in net income, net of tax of ¥(114) million			276			276
Foreign currency translation adjustments, net of tax of ¥2,997 million				39,553		39,553
Reclassification adjustment included in net income, net of tax of ¥(378) million				799		799
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(1,163) million					4,427	4,427
Reclassification adjustment included in net income, net of tax of ¥(458) million					1,259	1,259

Total other comprehensive income (loss)	12,573	(54)	166	40,352	5,686	58,723

Transaction with noncontrolling interests	0	0	0	(1,472)	(3)	(1,475)

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interests	0	0	(1)	1,673	295	1,967

Balance at December 31, 2021 *	¥(3,635)	¥504	¥(20,906)	¥751	¥(6,083)	¥(29,369)

*	As of December 31, 2021, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the three months ended December 31, 2020 and 2021, are as follows:

	Three months ended December 31, 2020
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at September 30, 2020	¥(3,130)	¥923	¥(26,248)	¥(79,142)	¥(16,667)	¥(124,264)

Net unrealized gains (losses) on investment in securities, net of tax of ¥2,093 million	(5,761)					(5,761)
Reclassification adjustment included in net income, net of tax of ¥90 million	(345)					(345)
Debt valuation adjustments, net of tax of ¥34 million		(85)				(85)
Reclassification adjustment included in net income, net of tax of ¥8 million		(24)				(24)
Defined benefit pension plans, net of tax of ¥47 million			(121)			(121)
Reclassification adjustment included in net income, net of tax of ¥(90) million			192			192
Foreign currency translation adjustments, net of tax of ¥(1,107) million				(3,281)		(3,281)
Reclassification adjustment included in net income, net of tax of ¥(185) million				413		413
Net unrealized gains (losses) on derivative instruments, net of tax of ¥109 million					(827)	(827)
Reclassification adjustment included in net income, net of tax of ¥(1,032) million					2,618	2,618

Total other comprehensive income (loss)	(6,106)	(109)	71	(2,868)	1,791	(7,221)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	18	0	(1)	(564)	116	(431)

Balance at December 31, 2020 *	¥(9,254)	¥814	¥(26,176)	¥(81,446)	¥(14,992)	¥(131,054)

*	As of December 31, 2020, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

	Three months ended December 31, 2021
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at September 30, 2021	¥(7,888)	¥497	¥(20,923)	¥(22,139)	¥(9,369)	¥(59,822)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(2,058) million	4,302					4,302
Reclassification adjustment included in net income, net of tax of ¥188 million	(49)					(49)
Debt valuation adjustments, net of tax of ¥(5) million		14				14
Reclassification adjustment included in net income, net of tax of ¥3 million		(7)				(7)
Defined benefit pension plans, net of tax of ¥33 million			(72)			(72)
Reclassification adjustment included in net income, net of tax of ¥(40) million			89			89
Foreign currency translation adjustments, net of tax of ¥4,338 million				25,173		25,173
Reclassification adjustment included in net income, net of tax of ¥(111) million				247		247
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(1,099) million					4,079	4,079
Reclassification adjustment included in net income, net of tax of ¥135 million					(563)	(563)

Total other comprehensive income	4,253	7	17	25,420	3,516	33,213

Transaction with noncontrolling interests	0	0	0	(1,472)	(3)	(1,475)

Less: Other Comprehensive Income Attributable to the Noncontrolling Interests	0	0	0	1,058	227	1,285

Balance at December 31, 2021 *	¥(3,635)	¥504	¥(20,906)	¥751	¥(6,083)	¥(29,369)

*	As of December 31, 2021, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the nine months ended December 31, 2020 and 2021 are as follows:

	Nine months ended December 31, 2020
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥1,335	Gains on investment securities and dividends
Sales of debt securities	4,329	Life insurance premiums and related investment income
Amortization of debt securities	(1,489)	Finance revenues
Amortization of debt securities	(1,032)	Life insurance premiums and related investment income
Others	(3,414)	Write-downs of securities and other

	(271)	Total before income tax
	(73)	Income tax (expense) or benefit

	¥(344)	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥69	Life insurance costs

	69	Total before income tax
	(19)	Income tax (expense) or benefit

	¥50	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥355	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(1,198)	See Note 16 “Pension Plans”
Amortization of transition obligation	(1)	See Note 16 “Pension Plans”

	(844)	Total before income tax
	268	Income tax (expense) or benefit

	¥(576)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(2,421)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	(364)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(2,785)	Total before income tax
	864	Income tax (expense) or benefit

	¥(1,921)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(833)	Interest expense
Foreign exchange contracts	(193)	Interest expense/Other (income) and expense
Foreign currency swap agreements	(4,683)	Interest expense/Other (income) and expense

	(5,709)	Total before income tax
	1,505	Income tax (expense) or benefit

	¥(4,204)	Net of tax

	Nine months ended December 31, 2021
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥4,339	Gains on investment securities and dividends
Sales of debt securities	1,784	Life insurance premiums and related investment income
Amortization of debt securities	43	Finance revenues
Amortization of debt securities	(513)	Life insurance premiums and related investment income
Others	(154)	Write-downs of securities

	5,499	Total before income tax
	(1,392)	Income tax (expense) or benefit

	¥4,107	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥31	Life insurance costs

	31	Total before income tax
	(9)	Income tax (expense) or benefit

	¥22	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥303	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(692)	See Note 16 “Pension Plans”
Amortization of transition obligation	(1)	See Note 16 “Pension Plans”

	(390)	Total before income tax
	114	Income tax (expense) or benefit

	¥(276)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(1,256)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	79	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(1,177)	Total before income tax
	378	Income tax (expense) or benefit

	¥(799)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(1,338)	Interest expense
Foreign exchange contracts	(247)	Interest expense/Other (income) and expense
Foreign currency swap agreements	(132)	Interest expense/Other (income) and expense

	(1,717)	Total before income tax
	458	Income tax (expense) or benefit

	¥(1,259)	Net of tax

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the three months ended December 31, 2020 and 2021 are as follows:

	Three months ended December 31, 2020
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥967	Gains on investment securities and dividends
Sales of debt securities	408	Life insurance premiums and related investment income
Amortization of debt securities	(360)	Finance revenues
Amortization of debt securities	(405)	Life insurance premiums and related investment income
Others	(175)	Write-downs of securities and other

	435	Total before income tax
	(90)	Income tax (expense) or benefit

	¥345	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥32	Life insurance costs

	32	Total before income tax
	(8)	Income tax (expense) or benefit

	¥24	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥119	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(401)	See Note 16 “Pension Plans”
Amortization of transition obligation	(0)	See Note 16 “Pension Plans”

	(282)	Total before income tax
	90	Income tax (expense) or benefit

	¥(192)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(210)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense
Sales or liquidation	(388)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(598)	Total before income tax
	185	Income tax (expense) or benefit

	¥(413)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(287)	Interest expense
Foreign exchange contracts	(44)	Interest expense/Other (income) and expense
Foreign currency swap agreements	(3,319)	Interest expense/Other (income) and expense

	(3,650)	Total before income tax
	1,032	Income tax (expense) or benefit

	¥(2,618)	Net of tax

	Three months ended December 31, 2021
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥162	Gains on investment securities and dividends
Sales of debt securities	369	Life insurance premiums and related investment income
Amortization of debt securities	(15)	Finance revenues
Amortization of debt securities	(166)	Life insurance premiums and related investment income
Others	(113)	Write-downs of securities and other

	237	Total before income tax
	(188)	Income tax (expense) or benefit

	¥49	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥10	Life insurance costs

	10	Total before income tax
	(3)	Income tax (expense) or benefit

	¥7	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥102	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(231)	See Note 16 “Pension Plans”
Amortization of transition obligation	(0)	See Note 16 “Pension Plans”

	(129)	Total before income tax
	40	Income tax (expense) or benefit

	¥(89)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(358)	Interest expense

	(358)	Total before income tax
	111	Income tax (expense) or benefit

	¥(247)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(796)	Interest expense
Foreign exchange contracts	(123)	Interest expense/Other (income) and expense
Foreign currency swap agreements	1,617	Interest expense/Other (income) and expense

	698	Total before income tax
	(135)	Income tax (expense) or benefit

	¥563	Net of tax

14.	ORIX Corporation Shareholders’ Equity
Information about ORIX Corporation Shareholders’ Equity for the nine months ended December 31, 2020 and 2021 are as follows:

(1)	Dividend payments

	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Resolution	The board of directors on May 21, 2020	The board of directors on May 20, 2021
Type of shares	Common stock	Common stock
Total dividends paid	¥51,493 million	¥52,438 million
Dividend per share	¥41.00	¥43.00
Date of record for dividend	March 31, 2020	March 31, 2021
Effective date for dividend	June 18, 2020	June 7, 2021
Dividend resource	Retained earnings	Retained earnings

Resolution	The board of directors on November 2, 2020	The board of directors on November 4, 2021
Type of shares	Common stock	Common stock
Total dividends paid	¥43,670 million	¥46,957 million
Dividend per share	¥35.00	¥39.00
Date of record for dividend	September 30, 2020	September 30, 2021
Effective date for dividend	December 9, 2020	December 9, 2021
Dividend resource	Retained earnings	Retained earnings
Total dividends paid by resolution of the board of directors on May 21, 2020 include ¥60 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2020. Total dividends paid by resolution of the board of directors on May 20, 2021 include ¥92 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2021.
Total dividends paid by resolution of the board of directors on November 2, 2020 include ¥76 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2020. Total dividends paid by resolution of the board of directors on November 4, 2021 include ¥83 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2021.

(2)
There were no applicable dividends for which the date of record was during the nine months ended December 31, 2020 and 2021, and for which the effective date was after December 31, 2020 and 2021, for each respective period.

15.	Selling, General and Administrative Expenses
Selling, general and administrative expenses for the nine months ended December 31, 2020 and 2021 are as follows:

	Millions of yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Personnel expenses	¥194,368	¥220,758
Selling expenses	47,467	52,825
Administrative expenses	86,963	98,174
Depreciation of office facilities	6,130	6,767

Total	¥334,928	¥378,524

Selling, general and administrative expenses for the three months ended December 31, 2020 and 2021 are as follows:

	Millions of yen
	Three months ended December 31, 2020	Three months ended December 31, 2021
Personnel expenses	¥66,239	¥76,296
Selling expenses	18,854	20,616
Administrative expenses	29,162	33,400
Depreciation of office facilities	2,054	2,328

Total	¥116,309	¥132,640

16.	Pension Plans
The Company and certain subsidiaries have contributory and
non-contributory
pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum
payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.
The Company and certain subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in debt securities and marketable equity securities.
Net periodic pension cost for the nine months ended December 31, 2020 and 2021 consists of the following:

	Millions of yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Japanese plans:
Service cost	¥4,243	¥4,540
Interest cost	520	594
Expected return on plan assets	(1,820)	(1,997)
Amortization of prior service credit	(133)	(50)
Amortization of net actuarial loss	990	309

Net periodic pension cost	¥3,800	¥3,396

	Millions of yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Overseas plans:
Service cost	¥2,440	¥2,966
Interest cost	1,247	986
Expected return on plan assets	(2,677)	(3,139)
Amortization of prior service credit	(222)	(253)
Amortization of net actuarial loss	208	383
Amortization of transition obligation	1	1

Net periodic pension cost	¥997	¥944

Note:	Net periodic pension cost is charged to personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

Net periodic pension cost for the three months ended December 31, 2020 and 2021 consists of the following:

	Millions of yen
	Three months ended December 31, 2020	Three months ended December 31, 2021
Japanese plans:
Service cost	¥1,414	¥1,517
Interest cost	174	175
Expected return on plan assets	(607)	(666)
Amortization of prior service credit	(44)	(17)
Amortization of net actuarial loss	330	103

Net periodic pension cost	¥1,267	¥1,112

	Millions of yen
	Three months ended December 31, 2020	Three months ended December 31, 2021
Overseas plans:
Service cost	¥814	¥992
Interest cost	420	327
Expected return on plan assets	(904)	(1,046)
Amortization of prior service credit	(75)	(85)
Amortization of net actuarial loss	71	128
Amortization of transition obligation	0	0

Net periodic pension cost	¥326	¥316

Note:	Net periodic pension cost is charged to personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

17.	Life Insurance Operations
Life insurance premiums and related investment income for the nine and three months ended December 31, 2020 and 2021 consist of the following:

	Millions of yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Life insurance premiums	¥289,112	¥311,165
Life insurance related investment income*	67,035	37,536

	¥356,147	¥348,701

*
Life insurance related investment income for the nine months ended December 31, 2020 and 2021 include net unrealized holding gains of ¥55,050 million and ¥12,096 million on equity securities held as of December 31, 2020 and 2021, respectively.

	Millions of yen
	Three months ended December 31, 2020	Three months ended December 31, 2021
Life insurance premiums	¥98,112	¥102,690
Life insurance related investment income*	24,284	13,214

	¥122,396	¥115,904

*
Life insurance related investment income for the three months ended December 31, 2020 and 2021 include net unrealized holding gains of ¥22,250 million and ¥3,008 million on equity securities held as of December 31, 2020 and 2021, respectively.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For the nine and three months ended December 31, 2020 and 2021, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Reinsurance benefits	¥1,423	¥1,114
Reinsurance premiums	(3,805)	(3,272)

	Millions of yen
	Three months ended December 31, 2020	Three months ended December 31, 2021
Reinsurance benefits	¥260	¥262
Reinsurance premiums	(1,279)	(1,046)
The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses directly relating to policy issuance and underwriting). Amortization charged to income for the nine months ended December 31, 2020 and 2021 amounted to ¥15,719 million and ¥15,947 million, respectively. In addition, amortization charged to income for the three months ended December 31, 2020 and 2021 amounted to ¥5,801 million and ¥4,608 million, respectively.
Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders, and net gains or losses from derivative contracts, which consist of gains or losses from futures and foreign exchange contracts, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, the fair value option was elected for the entire variable annuity and variable life insurance contracts to offset earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. Life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts for which the fair value option was elected and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.

The portion of the total change in the fair value of variable annuity and variable life insurance contracts that results from a change in the instrument-specific credit risk is recognized in other comprehensive income (loss), net of applicable income taxes.
The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for the nine and three months ended December 31, 2020 and 2021 are mainly as follows:

	Millions of yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥63,475	¥13,282
Net gains or losses from derivative contracts :	(8,398)	(1,359)
Futures	(7,875)	(1,206)
Foreign exchange contracts	75	(153)
Options held	(598)	0

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(11,358)	¥(50,289)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	45,499	58,161
Changes in the fair value of the reinsurance contracts	10,913	1,028

	Millions of yen
	Three months ended December 31, 2020	Three months ended December 31, 2021
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥23,575	¥2,419
Net gains or losses from derivative contracts :	(2,388)	(198)
Futures	(2,415)	(83)
Foreign exchange contracts	36	(115)
Options held	(9)	0

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(6,688)	¥(10,004)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	23,388	11,145
Changes in the fair value of the reinsurance contracts	1,769	295

18.	Write-Downs of Long-Lived Assets
The Company and its subsidiaries perform tests for recoverability on long-lived assets classified as held and used for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.
As of March 31, 2021 and December 31, 2021, the long-lived assets and liabilities classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	As of March 31, 2021	As of December 31, 2021
Investment in operating leases	¥8,055	¥19,384
Property under facility operations	0	8,034
Office facilities	0	3,953
Other assets	0	15,678
Other liabilities	0	1,882
The long-lived assets classified as held for sale as of March 31, 2021 are included in Real Estate segment and ORIX USA segment. The long-lived assets and liabilities classified as held for sale as of December 31, 2021 are included in Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, PE Investment and Concession segment, Aircraft and Ships segment and ORIX USA segment.
The Company and its subsidiaries determine the fair value using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.
For the nine months ended December 31, 2020 and 2021, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥591 million and ¥15,068 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Nine months ended December 31, 2020		Nine months ended December 31, 2021
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Commercial facilities other than office buildings	¥0	0	¥757	2
Condominiums	0	0	13	2
Others *	0	—	11,878	—

Total	¥0	—	¥12,648	—

	Nine months ended December 31, 2020		Nine months ended December 31, 2021
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Commercial facilities other than office buildings	¥0	0	¥11	1
Condominiums	64	2	3	4
Land undeveloped or under construction	17	1	0	0
Others *	510	—	2,406	—

Total	¥591	—	¥2,420	—

*
For “Others,” the number of properties is omitted. In addition, write-downs of other long-lived assets for the nine months ended December 31, 2020 include a write-down of ¥433 million of two hotels, and write-downs of other long-lived assets for the nine months ended December 31, 2021 include write-downs of ¥11,641 million of property under facility operations and others held by a subsidiary and ¥2,331 million of two aircrafts.

Losses of ¥433 million in Real Estate segment, ¥17 million in Environment and Energy segment, ¥60 million in ORIX USA segment and ¥81 million in Asia and Australia segment were recorded for the nine months ended December 31, 2020. Losses of ¥233 million in Corporate Financial Services and Maintenance Leasing segment, ¥26 million in Real Estate segment, ¥11,646 million in PE Investment and Concession segment, ¥2,331 million in Aircraft and Ships segment, ¥828 million in ORIX USA segment and ¥4 million in Asia and Australia segment were recorded for the nine months ended December 31, 2021.
For the three months ended December 31, 2020 and 2021, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥8 million and ¥14,980 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Three months ended December 31, 2020		Three months ended December 31, 2021
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Commercial facilities other than office buildings	¥0	0	¥757	2
Condominiums	0	0	12	1
Others *	0	—	11,878	—

Total	¥0	—	¥12,647	—

	Three months ended December 31, 2020		Three months ended December 31, 2021
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Condominiums	¥0	0	¥2	3
Others *	8	—	2,331	—

Total	¥8	—	¥2,333	—

*
For “Others,” the number of properties is omitted. In addition, write-downs of other long-lived assets for the three months ended December 31, 2021 include write-downs of ¥11,641 million of property under facility operations and others held by a subsidiary and ¥2,331 million of two aircrafts.

A loss of ¥8 million in Asia and Australia segment was recorded for the three months ended December 31, 2020. Losses of ¥233 million in Corporate Financial Services and Maintenance Leasing segment, ¥14 million in Real Estate segment, ¥11,645 million in PE Investment and Concession segment, ¥2,331 million in Aircraft and Ships segment and ¥757 million in ORIX USA segment were recorded for the three months ended December 31, 2021.

19.	Per Share Data
Reconciliation of the differences between basic and diluted earnings per share (EPS) in the nine and three months ended December 31, 2020 and 2021 is as follows:
During the nine and three months ended December 31, 2020 and 2021, there was no stock compensation which was antidilutive.

	Millions of yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Net Income attributable to ORIX Corporation shareholders	¥142,015	¥211,341

	Millions of yen
	Three months ended December 31, 2020	Three months ended December 31, 2021
Net Income attributable to ORIX Corporation shareholders	¥48,173	¥64,659

	Thousands of Shares
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Weighted-average shares	1,242,765	1,206,467
Effect of dilutive securities—
Stock compensation	1,107	1,324

Weighted-average shares for diluted EPS computation	1,243,872	1,207,791

	Thousands of Shares
	Three months ended December 31, 2020	Three months ended December 31, 2021
Weighted-average shares	1,235,177	1,197,290
Effect of dilutive securities—
Stock compensation	1,139	1,422

Weighted-average shares for diluted EPS computation	1,236,316	1,198,712

	Yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥114.27	¥175.17
Diluted	114.17	174.98

	Yen
	Three months ended December 31, 2020	Three months ended December 31, 2021
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥39.00	¥54.00
Diluted	38.97	53.94

Note:
The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock to be deducted in calculation of the weighted-average shares for EPS computation. (1,821,098 and 2,147,048 shares for the nine months ended December 31, 2020 and 2021, 2,197,628 and 2,142,248 shares for the three months ended December 31, 2020 and 2021)

20.	Derivative Financial Instruments and Hedging
Risk management policy
The Company and its subsidiaries manage interest rate risk through asset-liability management (“ALM”). The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.
The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.
By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.
The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2021 and December 31, 2021.
(a) Cash flow hedges
The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.
(b) Fair value hedges
The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. A certain subsidiary designates foreign exchange contracts to minimize foreign currency exposures on bonds in foreign currencies in the insurance business. The subsidiary also uses interest rate swap agreements to hedge interest rate exposure of the fair values of bonds in foreign currencies in the insurance business
(c) Hedges of net investment in foreign operations
The Company and its subsidiaries use foreign exchange contracts and borrowings and bonds denominated in foreign currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.
(d) Derivatives not designated as hedging instruments
The Company and its subsidiaries entered into interest rate swap agreements, futures and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the nine months ended December 31, 2020 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥851	¥833	¥0
Foreign exchange contracts	(141)	415	(222)
Foreign currency swap agreements	(4,545)	400	4,283
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥3,506	¥0	¥(3,264)	¥0
Foreign exchange contracts	6,440	435	(7,114)	(398)
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(13,097)	¥265	¥2,665	¥21
Borrowings and bonds in foreign currencies	23,292	0	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥5	¥(1)
Futures	(7,875)	0	6,202
Foreign exchange contracts	56	1,923	640
Options held/written and other	(598)	0	(1)

*
Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the nine months ended December 31, 2020 (see Note 17 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the nine months ended December 31, 2021 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥4,541	¥1,338	¥0
Foreign exchange contracts	(311)	(269)	516
Foreign currency swap agreements	1,360	413	(281)
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥127	¥0	¥(17)	¥0
Foreign exchange contracts	(13,879)	132	13,861	(46)
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(7,127)	¥(104)	¥1,147	¥5
Borrowings and bonds in foreign currencies	(22,868)	0	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥4	¥(21)
Futures	(1,206)	0	1,401
Foreign exchange contracts	8,486	950	13,484
Credit derivatives held	0	0	(1)
Options held/written and other	0	0	(1,267)

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the nine months ended December 31, 2021 (see Note 17 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the three months ended December 31, 2020 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥1,493	¥287	¥0
Foreign exchange contracts	(62)	160	(116)
Foreign currency swap agreements	(2,367)	117	3,202
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥2,398	¥0	¥(2,354)	¥0
Foreign exchange contracts	2,948	215	(3,046)	(190)
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense
Foreign exchange contracts	¥(5,088)	¥419	¥629
Borrowings and bonds in foreign currencies	10,477	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥2	¥(5)
Futures	(2,415)	0	2,403
Foreign exchange contracts	(40)	411	(752)
Options held/written and other	(9)	0	317

*
Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended December 31, 2020 (see Note 17 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the three months ended December 31, 2021 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥3,391	¥796	¥0
Foreign exchange contracts	(140)	(215)	338
Foreign currency swap agreements	1,927	123	(1,740)
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥1,048	¥0	¥(1,048)	¥0
Foreign exchange contracts	(9,252)	34	9,194	29
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense
Foreign exchange contracts	¥(6,583)	¥358
Borrowings and bonds in foreign currencies	(16,469)	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥1	¥0
Futures	(83)	0	668
Foreign exchange contracts	4,740	232	11,069
Options held/written and other	0	0	(2,026)

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended December 31, 2021 (see Note 17 “Life Insurance Operations”).

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the nine months ended December 31, 2020 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(1,080)	¥5	¥0
Options held/written and other	0	0	24
The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the three months ended December 31, 2020 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(158)	¥0	¥0
Options held/written and other	0	0	8
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount at March 31, 2021 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥314,248	¥12,764	—	¥0	¥0
Installment Loans	17,942	43	—	0	0

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the nine months ended December 31, 2021 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(1,072)	¥6	¥0
Options held/written and other	0	0	22
The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the three months ended December 31, 2021 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(375)	¥4	¥0
Options held/written and other	0	0	8
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount at December 31, 2021 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥371,351	¥5,434	—	¥0	¥0
Installment Loans	28,043	19	—	0	0

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2021 and December 31, 2021 are as follows.
March 31, 2021

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥531,971	¥1,867	Other Assets	¥23,751	Other Liabilities

Options held/written and other	840	26	Other Assets	0	—

Futures, foreign exchange contracts	657,411	437	Other Assets	18,941	Other Liabilities

Foreign currency swap agreements	76,023	146	Other Assets	4,459	Other Liabilities

Foreign currency long-term debt	582,174	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥6,409	¥0	—	¥67	Other Liabilities

Options held/written and other	746,058	19,478	Other Assets	17,009	Other Liabilities

Futures, foreign exchange contracts*	320,908	742	Other Assets	6,798	Other Liabilities

Credit derivatives held	171	0	—	9	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥19,127 million and foreign exchange contracts of ¥7,245 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2021, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥41 million and ¥24 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥438 million and ¥302 million at March 31, 2021, respectively.

December 31, 2021

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥501,932	¥3,252	Other Assets	¥16,652	Other Liabilities

Options held/written and other	872	38	Other Assets	0	—

Futures, foreign exchange contracts	885,441	1,603	Other Assets	15,426	Other Liabilities

Foreign currency swap agreements	78,713	567	Other Assets	2,497	Other Liabilities

Foreign currency long-term debt	650,539	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥3,432	¥0	—	¥21	Other Liabilities

Options held/written and other	891,569	19,040	Other Assets	15,321	Other Liabilities

Futures, foreign exchange contracts*	652,836	8,401	Other Assets	4,895	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥16,437 million and foreign exchange contracts of ¥4,966 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at December 31, 2021, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥15 million and ¥7 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥325 million and ¥53 million at December 31, 2021, respectively.

21.	Offsetting Assets and Liabilities
The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities as of March 31, 2021 and December 31, 2021 are as follows.
March 31, 2021

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥22,696	¥(1,944)	¥20,752	¥0	¥0	¥20,752

Total assets	¥22,696	¥(1,944)	¥20,752	¥0	¥0	¥20,752

Derivative liabilities	¥71,034	¥(1,944)	¥69,090	¥(18,913)	¥(147)	¥50,030

Total liabilities	¥71,034	¥(1,944)	¥69,090	¥(18,913)	¥(147)	¥50,030

December 31, 2021

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥32,901	¥(10,462)	¥22,439	¥0	¥(1,012)	¥21,427

Total assets	¥32,901	¥(10,462)	¥22,439	¥0	¥(1,012)	¥21,427

Derivative liabilities	¥54,812	¥(10,462)	¥44,350	¥(8,584)	¥0	¥35,766

Total liabilities	¥54,812	¥(10,462)	¥44,350	¥(8,584)	¥0	¥35,766

*	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.

22.	Estimated Fair Value of Financial Instruments
The following information is provided to help readers gain an understanding of the relationship between carrying amounts of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include net investment in leases, investment in affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.
March 31, 2021

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥951,242	¥951,242	¥951,242	¥0	¥0
Restricted cash	128,333	128,333	128,333	0	0
Installment loans (net of allowance for credit losses)	3,613,316	3,631,561	0	166,410	3,465,151
Equity securities*1	396,465	396,465	82,039	223,016	91,410
Trading debt securities	2,654	2,654	0	2,654	0
Available-for-sale debt securities	2,003,917	2,003,917	6,012	1,864,448	133,457
Held-to-maturity debt securities	113,790	139,132	0	115,893	23,239
Other Assets:
Time deposits	4,146	4,146	0	4,146	0
Derivative assets*2	20,752	20,752	0	0	0
Reinsurance recoverables (Investment contracts)	7,299	7,507	0	0	7,507
Liabilities:
Short-term debt	¥307,269	¥307,269	¥0	¥307,269	¥0
Deposits	2,165,293	2,167,449	0	2,167,449	0
Policy liabilities and Policy account balances (Investment contracts)	196,549	196,624	0	0	196,624
Long-term debt	4,416,833	4,442,351	0	1,286,463	3,155,888
Other Liabilities:
Derivative liabilities*2	69,090	69,090	0	0	0

*1	The amount of ¥13,737 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

December 31, 2021

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥896,039	¥896,039	¥896,039	¥0	¥0
Restricted cash	135,126	135,126	135,126	0	0
Installment loans (net of allowance for credit losses)	3,794,337	3,786,791	0	257,547	3,529,244
Equity securities*1	392,196	392,196	114,203	175,790	102,203
Trading debt securities	2,269	2,269	0	2,269	0
Available-for-sale debt securities	2,173,851	2,173,851	1,032	2,034,634	138,185
Held-to-maturity debt securities	113,936	138,798	0	115,158	23,640
Other Assets:
Time deposits	4,451	4,451	0	4,451	0
Derivative assets*2	22,439	22,439	0	0	0
Reinsurance recoverables (Investment contracts)	6,481	6,461	0	0	6,461
Liabilities:
Short-term debt	¥665,886	¥665,886	¥0	¥665,886	¥0
Deposits	2,134,340	2,135,676	0	2,135,676	0
Policy liabilities and Policy account balances (Investment contracts)	184,324	184,384	0	0	184,384
Long-term debt	4,350,742	4,371,546	0	1,338,431	3,033,115
Other Liabilities:
Derivative liabilities*2	44,350	44,350	0	0	0

*1	The amount of ¥18,885 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”
Input level of fair value measurement
If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

23.	Commitments, Guarantees and Contingent Liabilities
Commitments
—The Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥1,573 million and ¥3,633 million as of March 31, 2021 and December 31, 2021, respectively.
Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable
contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥4,748 million and ¥6,122 million for the nine months ended December 31, 2020 and 2021, respectively, and ¥1,614 million and ¥2,216 million for the three months ended December 31, 2020 and 2021, respectively. As of March 31, 2021 and December 31, 2021, the amounts due are as follows:

	Millions of yen
	March 31, 2021	December 31, 2021
Within one year	¥3,806	¥5,207
More than one year	3,982	5,738

Total	¥7,788	¥10,945

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥69,235 million and ¥128,125 million as of March 31, 2021 and December 31, 2021, respectively.
The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available are ¥393,634 million and ¥425,159 million as of March 31, 2021 and December 31, 2021, respectively.

Guarantees
—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460 (“Guarantees”). Some of these guarantees, whose contractual obligations cannot be unconditionally cancelled, are in the scope of the Credit Loss Standard and are recognized as other liabilities in the consolidated balance sheets. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2021 and December 31, 2021:

	March 31, 2021			December 31, 2021
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥469,377	¥4,768	2028	¥431,089	¥4,702	2028
Transferred loans	365,546	5,827	2061	396,004	4,319	2062
Consumer loans	294,250	49,025	2032	281,176	46,959	2032
Real estate loans	17,621	4,119	2048	10,157	4,007	2048
Other	598	104	2035	8,731	150	2035

Total	¥1,147,392	¥63,843	—	¥1,127,157	¥60,137	—

Guarantee of corporate loans:
The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2021 and December 31, 2021, total notional amount of the loans subject to such guarantees are ¥690,000 million and ¥683,000 million, respectively, and book value of guarantee liabilities are ¥1,998 million and ¥2,146 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year or the end of interim period. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2021.
Guarantee of transferred loans:
A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval mainly from Fannie Mae under the Delegated Underwriting and Servicing program and Freddie Mac under the Delegated Underwriting Initiative program. As part of these programs, Fannie Mae and Freddie Mac provide a commitment to purchase the loans.
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees for the nine months ended December 31, 2021.
As of March 31, 2021 and December 31, 2021, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥1,857,499 million and ¥2,012,788 million, respectively.

Guarantee of consumer loans:
A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally three months or more.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2021.
Guarantee of real estate loans:
The Company and certain subsidiaries guarantee real estate loans for consumer issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The real estate loans are usually secured by the real properties. Once the Company and the subsidiaries assume the guaranteed parties’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2021.
Other guarantees:
Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.
Allowance for
off-balance
sheet credit exposures—
If the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is recorded as other liabilities in the consolidated balance sheets and the allowance were ¥26,094 million and ¥23,323 million as of March 31 and December 31, 2021, respectively. Additionally, for the nine months ended December 31, 2020 and 2021, provision for credit losses for off-balance
sheet credit exposure were reversals of ¥5,866 million and ¥2,897 million, respectively, which are recorded as provision for credit losses in the consolidated statements of income. For the three months ended December 31, 2020 and 2021, provision for credit losses for off-balance
sheet credit exposure were reversals of ¥932 million and ¥528 million, respectively, which are recorded as provision for credit losses.
Litigation—
the Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.
Collateral—
Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 10 “Variable Interest Entities”, the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2021 and December 31, 2021:

	Millions of yen
	March 31, 2021	December 31, 2021
Lease payments, loans and investment in operating leases	¥125,196	¥118,512
Investment in securities	172,503	178,504
Property under facility operations	27,125	115,477
Other assets and other	14,026	16,291

Total	¥338,850	¥428,784

As of March 31, 2021 and December 31, 2021, debt liabilities were secured by shares of subsidiaries, which were eliminated through consolidation adjustment, of ¥226,987 million and ¥147,428 million, respectively, and debt liabilities of affiliates were secured by investment in affiliates of ¥50,538 million and ¥41,083 million, respectively. As of March 31, 2021 and December 31, 2021, and debt liabilities were secured by loans to subsidiaries, which were eliminated through consolidation adjustment, of ¥10,101 million and ¥9,719 million, respectively. In addition, ¥73,191 million and ¥66,688 million, respectively, were pledged primarily by investment in securities for collateral deposits and deposit for real estate transaction as of March 31, 2021 and December 31, 2021.
Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of December 31, 2021.

24.	Segment Information
Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the chief operating decision maker to make decision about resource allocations and assess performance.
An overview of operations for each of the ten segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment; Yayoi
Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management
PE Investment and Concession	:	Private equity investment and concession
Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and electricity storage system; recycling and waste management
Insurance	:	Life insurance
Banking and Credit	:	Banking and consumer finance
Aircraft and Ships	:	Aircraft leasing and management; ship-related finance and investment
ORIX USA	:	Finance, investment and asset management in the Americas
ORIX Europe	:	Asset management of global equity and fixed income
Asia and Australia	:	Finance and investment businesses in Asia and Australia
Since April 1, 2021, a portion of interest expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. In addition, a portion of selling, general and administrative expenses, which were initially recorded in each respective segment, have been included in the difference between segment total profits and consolidated amounts. Furthermore, a portion of the leasing business in the Environment and Energy segment was transferred to the Corporate Financial Services and Maintenance Leasing segment. As a result of these changes, segment assets information as of March 31, 2021, and financial information of the segments for the three and nine months ended December 31, 2020 have been retrospectively restated.
Financial information of the segments for the nine months ended December 31, 2020 and 2021, and segment assets information as of March 31, 2021 and December 31, 2021 are as follows:

	Millions of yen
	Nine months ended December 31, 2020		Nine months ended December 31, 2021		March 31, 2021	December 31, 2021
	Segment revenues	Segment profits	Segment revenues	Segment profits	Segment assets	Segment assets
Corporate Financial Services and Maintenance Leasing	¥319,528	¥50,442	¥337,945	¥71,068	¥1,676,063	¥1,637,034
Real Estate	253,921	16,575	294,257	27,861	872,095	888,077
PE Investment and Concession	243,903	4,580	281,009	(10,243)	378,698	356,907
Environment and Energy	102,594	17,085	107,167	18,447	489,174	696,957
Insurance	359,208	51,547	352,192	45,697	1,959,521	2,073,511
Banking and Credit	63,071	38,398	65,019	34,425	2,690,627	2,698,248
Aircraft and Ships	22,569	4,344	29,305	3,210	601,762	645,870
ORIX USA	95,084	25,120	122,697	68,216	1,220,081	1,336,869
ORIX Europe	116,759	27,089	171,017	56,167	369,546	405,055
Asia and Australia	92,818	7,248	108,878	35,933	1,084,222	1,213,353

Total	¥1,669,455	¥242,428	¥1,869,486	¥350,781	¥11,341,789	¥11,951,881

Financial information of the segments for the three months ended December 31, 2020 and 2021 are as follows:

	Millions of yen
	Three months ended December 31, 2020		Three months ended December 31, 2021
	Segment revenues	Segment profits	Segment revenues	Segment profits
Corporate Financial Services and Maintenance Leasing	¥110,384	¥19,348	¥107,670	¥18,667
Real Estate	86,645	5,566	91,743	4,001
PE Investment and Concession	86,077	286	88,859	(12,077)
Environment and Energy	31,729	3,486	43,269	8,784
Insurance	123,454	16,239	117,104	12,688
Banking and Credit	21,410	13,228	21,922	12,360
Aircraft and Ships	7,693	(1,183)	11,557	2,592
ORIX USA	37,225	15,239	37,709	20,602
ORIX Europe	43,713	9,986	69,913	27,576
Asia and Australia	33,856	3,457	37,173	15,448

Total	¥582,186	¥85,652	¥626,919	¥110,641

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests. Net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses
(pre-tax)
attributable to ORIX Corporation Shareholders. Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax
basis. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.
Assets attributed to each segment are net investment in leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for finance lease and operating lease (included in other assets), advances for property under facility operations (included in other assets), goodwill, intangible assets acquired in business combinations (included in other assets) and servicing assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows:
Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen
	Nine months ended December 31, 2020	Nine months ended December 31, 2021
Segment revenues:
Total revenues for segments	¥1,669,455	¥1,869,486
Revenues related to corporate assets	8,957	12,998
Revenues from inter-segment transactions	(12,718)	(14,371)

Total consolidated revenues	¥1,665,694	¥1,868,113

Segment profits:
Total profits for segments	¥242,428	¥350,781
Corporate profits (losses)	(36,900)	(38,601)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	4,053	4,509

Total consolidated income before income taxes	¥209,581	¥316,689

	Millions of yen
	Three months ended December 31, 2020	Three months ended December 31, 2021
Segment revenues:
Total revenues for segments	¥582,186	¥626,919
Revenues related to corporate assets	3,024	4,418
Revenues from inter-segment transactions	(4,254)	(4,758)

Total consolidated revenues	¥580,956	¥626,579

Segment profits:
Total profits for segments	¥85,652	¥110,641
Corporate profits (losses)	(12,135)	(13,031)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	1,890	(1,710)

Total consolidated income before income taxes	¥75,407	¥95,900

	Millions of yen
	March 31, 2021	December 31, 2021
Segment assets:
Total assets for segments	¥11,341,789	¥11,951,881
Cash and cash equivalents, restricted cash	1,079,575	1,031,165
Allowance for credit losses	(78,945)	(79,116)
Trade notes, accounts and other receivable	354,334	308,829
Other corporate assets	866,329	878,401

Total consolidated assets	¥13,563,082	¥14,091,160

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries for the nine months ended December 31, 2020 and 2021.
For the nine months ended December 31, 2020

	Millions of yen
	Nine months ended December 31, 2020
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥1,323,978	¥147,647	¥194,069	¥1,665,694
Income before Income Taxes	139,143	39,079	31,359	209,581
For the nine months ended December 31, 2021

	Millions of yen
	Nine months ended December 31, 2021
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥1,434,244	¥184,614	¥249,255	¥1,868,113
Income before Income Taxes	146,768	85,074	84,847	316,689
The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries for the three months ended December 31, 2020 and 2021.
For the three months ended December 31, 2020

	Millions of yen
	Three months ended December 31, 2020
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥453,651	¥55,776	¥71,529	¥580,956
Income before Income Taxes	41,171	20,804	13,432	75,407
For the three months ended December 31, 2021

	Millions of yen
	Three months ended December 31, 2021
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥470,052	¥60,927	¥95,600	¥626,579
Income before Income Taxes	28,008	24,746	43,146	95,900

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East

The following information represents disaggregation of revenues for revenues from contracts with customers, by goods and services category and geographical location for the nine months ended December 31, 2020 and 2021.
For the nine months ended December 31, 2020

	Millions of yen
	Nine months ended December 31, 2020
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥7,422	¥1,796	¥222,327	¥2,459	¥0	¥0	¥0
Real estate sales	0	53,539	0	0	0	0	0
Asset management and servicing	249	4,942	25	(0)	0	146	18
Automobile related services	45,233	0	0	169	0	0	0
Facilities operation	0	18,186	0	0	0	0	0
Environment and energy services	2,404	0	0	97,240	0	0	0
Real estate management and brokerage	0	77,240	0	0	0	0	0
Real estate contract work	0	54,544	0	0	0	0	0
Other	36,316	1,212	15,563	1,319	1,191	3,350	2,231

Total revenues from contracts with customers	91,624	211,459	237,915	101,187	1,191	3,496	2,249

Geographical location
Japan	90,823	211,459	237,915	92,225	1,191	3,496	621
The Americas	0	0	0	0	0	0	0
Other	801	0	0	8,962	0	0	1,628

Total revenues from contracts with customers	91,624	211,459	237,915	101,187	1,191	3,496	2,249

Other revenues *	227,904	42,462	5,988	1,407	358,017	59,575	20,320

Segment revenues/Total revenues	¥319,528	¥253,921	¥243,903	¥102,594	¥359,208	¥63,071	¥22,569

	Millions of yen
	Nine months ended December 31, 2020
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥1,904	¥0	¥59	¥235,967	¥528	¥236,495
Real estate sales	507	0	0	54,046	0	54,046
Asset management and servicing	11,203	107,428	0	124,011	(69)	123,942
Automobile related services	0	0	8,614	54,016	(2)	54,014
Facilities operation	0	0	0	18,186	384	18,570
Environment and energy services	789	0	0	100,433	(1,088)	99,345
Real estate management and brokerage	0	0	0	77,240	(1,505)	75,735
Real estate contract work	0	0	0	54,544	(144)	54,400
Other	2,341	67	447	64,037	839	64,876

Total revenues from contracts with customers	16,744	107,495	9,120	782,480	(1,057)	781,423

Geographical location
Japan	0	0	1	637,731	(1,017)	636,714
The Americas	16,744	45,363	0	62,107	0	62,107
Other	0	62,132	9,119	82,642	(40)	82,602

Total revenues from contracts with customers	16,744	107,495	9,120	782,480	(1,057)	781,423

Other revenues *	78,340	9,264	83,698	886,975	(2,704)	884,271

Segment revenues/Total revenues	¥95,084	¥116,759	¥92,818	¥1,669,455	¥(3,761)	¥1,665,694

For the nine months ended December 31, 2021

	Millions of yen
	Nine months ended December 31, 2021
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥7,691	¥2,013	¥233,064	¥2,668	¥0	¥0	¥0
Real estate sales	0	75,077	0	0	0	0	0
Asset management and servicing	243	4,544	16	14	0	228	25
Automobile related services	47,562	0	0	160	0	0	0
Facilities operation	0	23,674	0	0	0	0	0
Environment and energy services	2,220	0	66	102,815	0	0	0
Real estate management and brokerage	0	77,346	0	0	0	0	0
Real estate contract work	0	65,516	0	0	0	0	0
Other	39,670	1,035	20,841	730	1,497	4,458	5,831

Total revenues from contracts with customers	97,386	249,205	253,987	106,387	1,497	4,686	5,856

Geographical location
Japan	96,919	249,205	253,987	104,740	1,497	4,686	3,539
The Americas	0	0	0	0	0	0	0
Other	467	0	0	1,647	0	0	2,317

Total revenues from contracts with customers	97,386	249,205	253,987	106,387	1,497	4,686	5,856

Other revenues *	240,559	45,052	27,022	780	350,695	60,333	23,449

Segment revenues/Total revenues	¥337,945	¥294,257	¥281,009	¥107,167	¥352,192	¥65,019	¥29,305

	Millions of yen
	Nine months ended December 31, 2021
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥1,706	¥0	¥375	¥247,517	¥1,251	¥248,768
Real estate sales	73	0	0	75,150	0	75,150
Asset management and servicing	13,695	167,185	0	185,950	(45)	185,905
Automobile related services	0	0	9,974	57,696	10	57,706
Facilities operation	0	0	0	23,674	572	24,246
Environment and energy services	954	0	0	106,055	(1,488)	104,567
Real estate management and brokerage	0	0	0	77,346	(1,943)	75,403
Real estate contract work	0	0	0	65,516	(155)	65,361
Other	3,008	57	607	77,734	1,936	79,670

Total revenues from contracts with customers	19,436	167,242	10,956	916,638	138	916,776

Geographical location
Japan	0	0	0	714,573	218	714,791
The Americas	19,436	59,276	0	78,712	0	78,712
Other	0	107,966	10,956	123,353	(80)	123,273

Total revenues from contracts with customers	19,436	167,242	10,956	916,638	138	916,776

Other revenues *	103,261	3,775	97,922	952,848	(1,511)	951,337

Segment revenues/Total revenues	¥122,697	¥171,017	¥108,878	¥1,869,486	¥(1,373)	¥1,868,113

The following information represents disaggregation of revenues for revenues from contracts with customers, by goods and services category and geographical location for the three months ended December 31, 2020 and 2021.
For the three months ended December 31, 2020

	Millions of yen
	Three months ended December 31, 2020
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥2,761	¥406	¥77,910	¥1,181	¥0	¥0	¥0
Real estate sales	0	14,636	0	0	0	0	0
Asset management and servicing	81	1,975	8	(0)	0	51	5
Automobile related services	16,093	0	0	50	0	0	0
Facilities operation	0	10,542	0	0	0	0	0
Environment and energy services	664	0	0	29,224	0	0	0
Real estate management and brokerage	0	27,030	0	0	0	0	0
Real estate contract work	0	20,866	0	0	0	0	0
Other	12,888	398	6,029	657	411	1,317	739

Total revenues from contracts with customers	32,487	75,853	83,947	31,112	411	1,368	744

Geographical location
Japan	32,108	75,853	83,947	28,103	411	1,368	266
The Americas	0	0	0	0	0	0	0
Other	379	0	0	3,009	0	0	478

Total revenues from contracts with customers	32,487	75,853	83,947	31,112	411	1,368	744

Other revenues *	77,897	10,792	2,130	617	123,043	20,042	6,949

Segment revenues/Total revenues	¥110,384	¥86,645	¥86,077	¥31,729	¥123,454	¥21,410	¥7,693

	Millions of yen
	Three months ended December 31, 2020
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥702	¥0	¥2	¥82,962	¥222	¥83,184
Real estate sales	68	0	0	14,704	0	14,704
Asset management and servicing	4,386	40,526	0	47,032	(17)	47,015
Automobile related services	0	0	3,074	19,217	0	19,217
Facilities operation	0	0	0	10,542	141	10,683
Environment and energy services	180	0	0	30,068	(363)	29,705
Real estate management and brokerage	0	0	0	27,030	(249)	26,781
Real estate contract work	0	0	0	20,866	(25)	20,841
Other	902	15	130	23,486	64	23,550

Total revenues from contracts with customers	6,238	40,541	3,206	275,907	(227)	275,680

Geographical location
Japan	0	0	0	222,056	(213)	221,843
The Americas	6,238	16,200	0	22,438	0	22,438
Other	0	24,341	3,206	31,413	(14)	31,399

Total revenues from contracts with customers	6,238	40,541	3,206	275,907	(227)	275,680

Other revenues *	30,987	3,172	30,650	306,279	(1,003)	305,276

Segment revenues/Total revenues	¥37,225	¥43,713	¥33,856	¥582,186	¥(1,230)	¥580,956

For the three months ended December 31, 2021

	Millions of yen
	Three months ended December 31, 2021
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥2,179	¥567	¥71,958	¥980	¥0	¥0	¥0
Real estate sales	0	15,967	0	0	0	0	0
Asset management and servicing	83	1,427	4	14	0	83	10
Automobile related services	16,230	0	0	59	0	0	0
Facilities operation	0	10,670	0	0	0	0	0
Environment and energy services	659	0	22	41,649	0	0	0
Real estate management and brokerage	0	25,661	0	0	0	0	0
Real estate contract work	0	26,145	0	0	0	0	0
Other	13,793	318	7,211	298	495	1,636	2,674

Total revenues from contracts with customers	32,944	80,755	79,195	43,000	495	1,719	2,684

Geographical location
Japan	32,944	80,755	79,195	41,353	495	1,719	1,359
The Americas	0	0	0	0	0	0	0
Other	0	0	0	1,647	0	0	1,325

Total revenues from contracts with customers	32,944	80,755	79,195	43,000	495	1,719	2,684

Other revenues *	74,726	10,988	9,664	269	116,609	20,203	8,873

Segment revenues/Total revenues	¥107,670	¥91,743	¥88,859	¥43,269	¥117,104	¥21,922	¥11,557

	Millions of yen
	Three months ended December 31, 2021
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥640	¥0	¥347	¥76,671	¥619	¥77,290
Real estate sales	6	0	0	15,973	0	15,973
Asset management and servicing	5,889	67,947	0	75,457	(14)	75,443
Automobile related services	0	0	3,603	19,892	16	19,908
Facilities operation	0	0	0	10,670	264	10,934
Environment and energy services	273	0	0	42,603	(474)	42,129
Real estate management and brokerage	0	0	0	25,661	(463)	25,198
Real estate contract work	0	0	0	26,145	(47)	26,098
Other	1,706	19	211	28,361	331	28,692

Total revenues from contracts with customers	8,514	67,966	4,161	321,433	232	321,665

Geographical location
Japan	0	0	0	237,820	290	238,110
The Americas	8,514	21,689	0	30,203	0	30,203
Other	0	46,277	4,161	53,410	(58)	53,352

Total revenues from contracts with customers	8,514	67,966	4,161	321,433	232	321,665

Other revenues *	29,195	1,947	33,012	305,486	(572)	304,914

Segment revenues/Total revenues	¥37,709	¥69,913	¥37,173	¥626,919	¥(340)	¥626,579

*
Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

25.	Subsequent Events
The company had cancelled its own shares pursuant to the policy regarding cancellation of its own shares approved by the resolution at the Board of Directors meeting held on October 28, 2019. The details of the cancellation of the Company’s own shares subsequent to the balance sheet date are as follows

•	Class of shares cancelled Common shares
•	Number of shares cancelled 27,447,393 shares
•	Cancellation date January 20, 2022.